Interim Report 2/2003



hannover re

KEY FIGURES
of the Hannover Re Group

Figures in EUR million	2003					2002	
	1.1.–31.3.	1.4.–30.6.	+/- previous year	1.1.–30.6.	+/- previous year	1.4.–30.6.	1.1.–30.6.
Gross written premiums	3 152.1	2 825.4	(5.0%)	5 977.5	(2.9%)	2 974.7	6 154.3
Net premiums earned	1 675.9	1 963.0	+32.0%	3 638.9	+9.4%	1 487.0	3 327.5
Net underwriting result	(94.0)	(39.3)		(133.3)		(13.4)	(29.1)
Net investment income	208.0	278.2	+44.7%	486.2	+27.9%	192.3	380.1
Operating profit (EBIT)	109.0	176.2	+60.2%	285.2	+0.3%	110.0	284.3
Net income (after tax)	71.2	91.2	+62.3%	162.4	+11.0%	56.2	146.3
Policyholders' surplus	2 956.0			3 365.5	18.4%		2 842.5
Total stockholders' equity	1 755.4			2 107.9	26.8%		1 662.2
Minority interests	401.2			440.9	44.7%		304.6
Hybrid capital	799.4			816.7	(6.7%)		875.7
Investments (without funds held by ceding companies)	13 154.4			13 292.2	11.9%		11 879.9
Total assets	33 735.9			34 264.9	4.1%		32 928.9
Earnings per share (diluted) in EUR	0.73	0.92		1.65		0.58	1.51
Book value per share in EUR	18.07	21.48		21.48		17.11	17.11
Return on equity (after tax)*	16.3%	18.9%		16.9%		13.2%	17.6%
Retention	71.6%	67.8%		69.8%		51.4%	64.2%
Combined ratio (property and casualty reinsurance)	100.3%	97.3%		98.6%		99.6%	95.6%

* *Annualised*

Dear shareholders,
Ladies and Gentlemen,

In the first half of 2003 your company seamlessly built on its strong performance in the preceding quarters and again achieved very pleasing results.



In the period from April to June the 2003 financial year presented us with numerous additional opportunities to renew and acquire profitable reinsurance business. Just how favourable the current market environment is can be clearly seen from our impressive operating profit (EBIT) of EUR 285.2 million: we were thus able to slightly improve on even the very good first half of 2002. With consolidated net income of EUR 162.4 million for the half-year, 11.0% higher than in the same period of the previous year, we are also well on track to once again boost our year-end result in 2003. This corresponds to earnings of EUR 1.65 per share for the half-year, following EUR 1.51 in the first six months of 2002.

Property and casualty reinsurance is and will remain our highest-volume business group. Especially in liability reinsurance, we see good opportunities for further growth at a highly profitable point in the market's cyclical upturn. The combined ratio stood at 98.6% in the first half-year, following 100.3% in the first quarter. The burden of catastrophe losses was also strictly limited in the period until 30 June 2003: just three loss events were recorded, producing a total net loss amount for our account of EUR 14.5 million – a figure far below the multi-year average. The first half-year as a whole, then, was a highly successful one for property and casualty reinsurance, which with a net profit of EUR 101.3 million (a rise of 11.7% compared to the same period in the previous year) accounted for more than 60% of consolidated net income for the reporting period.

All the other business groups similarly played a decisive part in our excellent interim result and developed entirely according to plan for the 2003 year as a whole. *Life and health reinsurance* contributed EUR 12.0 million for the half-year (a figure, however, that represents a decline of 21.6% due to a special timing effect), *financial reinsurance* EUR 24.9 million (+ 18.6%) and *program business* EUR 24.1 million (+ 24.9%).

Yet it was not only the performance of the underwriting units that gave grounds for satisfaction, net investment income was also significantly higher than in the same period of the previous year. Ordinary income recorded particularly vigorous growth due to increased returns on reinsurance deposits and enlarged asset portfolios. In the latter case, growth was primarily attributable to a very positive underwriting cash flow. There was also no need to make significant write-downs on our investments in the second quarter. Whereas in the first quarter we had to take write-downs of EUR 46 million

on our equity portfolio, the figure was just EUR 6 million in the months from April to June. Net investment income for the half-year thus rose by 27.9% to EUR 486.2 million.

In June we implemented a capital increase aimed at strengthening our equity base in order to ensure that we can continue to enjoy unrestricted profitable growth. The transaction consisted of a 10-percent increase against cash and a 13-percent increase against contribution in kind through the issuance of new shares, thereby increasing our stockholders' equity by altogether EUR 530 million. This step was very positively received by the market, as evidenced by the fact that the cash component was heavily oversubscribed within just a few hours of its announcement at an allotment price (EUR 22.60) only marginally below the prevailing share price at that time.

The increase in the free float of 40% has already had a highly favourable effect on the liquidity of our share. In the medium term this should also support the share price – something which I consider to be necessary since, in my assessment, our share is significantly undervalued. The price/earnings ratio of around 7 based on the consensus profit estimate for 2004 does not nearly reflect the price that would be appropriate in view of your company's profitability. Nevertheless, I am confident that the market will increasingly come to recognise this oversight, and I therefore see considerable scope for our share to move upwards.

On behalf of my colleagues on the Executive Board and myself, I thank you most sincerely for the trust that you place in us. It will continue to inspire us as we strive unceasingly to enhance the value of your company.

Yours sincerely,



Wilhelm Zeller
Chairman of the Executive Board

BOARDS AND OFFICERS
of Hannover Re

Supervisory Board (Aufsichtsrat)

Wolf-Dieter Baumgartl Hannover	Chairman
Dr. Paul Wieandt Hof/Saale	Deputy Chairman
Herbert K. Haas Burgwedel	
Karl Heinz Midunsky Munich	
Ass. jur. Otto Müller* Hannover	
Bengt Pihl New York (until 27 May 2003)	
Ass. jur. Renate Schaper-Stewart* Lehrte	
Dipl.-Ing. Hans-Günter Siegerist* Nienstädt	
Dr. Klaus Sturany Essen	

*Staff representative

Executive Board (Vorstand)

Wilhelm Zeller Burgwedel	Chairman
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Dr. Michael Pickel Gehrden	
André Arrago Hannover	Deputy Member
Dr. Elke König Hannover	Deputy Member
Ulrich Wallin Hannover	Deputy Member

THE HANNOVER RE SHARE

The capital markets showed clear signs of recovery in the second quarter of 2003. The leading German stocks surprised market watchers by outperforming Wall Street: while the Dow Jones put on around 8% in the period since the beginning of the second quarter, the Dax was one of the leading performers among international indices with a gain of 31% as at 30 June 2003. This bears witness to a remarkable rally in the German stock market bellwether since its lowest point on 12 March 2003. This new-found confidence among investors is in large part due to the diminished political and economic uncertainties. What is more, a renewed focus on fundamentals can be observed in corporate analysis. The MDax, on which our share is listed, similarly recorded a superb performance of +27%.

Performance of the Hannover Re share compared with standard benchmark indices



in %
130
120
110
100
90
80
70
60
50
40
2 January 2003
9 January 2003
23 January 2003
30 January 2003
13 February 2003
20 February 2003
6 March 2003
13 March 2003
27 March 2003
3 April 2003
17 April 2003
24 April 2003
8 May 2003
15 May 2003
29 May 2003
5 June 2003
19 June 2003
26 June 2003
3 July 2003
10 July 2003
31 July 2003
7 August 2003
15 August 2003
Hannover Re share
Dax
CDax for insurance stocks
MDax

In the second quarter our share continued to move in a corridor between the CDax Insurance Stocks and MDax benchmark indices. In mid-May it reached its highest point of the year to date at EUR 26.75, before closing on 30 June 2003 at EUR 22.50 with a gain of 22.6% for the quarter. On 15 August 2003 the Hannover Re share was listed at EUR 24.34, almost exactly on a par with its price at the start of the year. With the exception of the CDax, therefore, it has not yet been possible to outperform the benchmarks. Although at first glance unsatisfactory, this state of affairs should, however, also be viewed in the context of our share's strong performance in 2002 and previous years – in 2002, for example, the share put on 68% compared to the CDax, 52% relative to the Dax and it surpassed the MDax by 37%.

In the period from 2 January to 15 August 2003 our share also lagged slightly behind our internal benchmark, the unweighted "Reactions" World Reinsurance Index*.

** The unweighted "Reactions" World Reinsurance Index combines all exchange-listed reinsurers worldwide. Our strategic objective is to achieve an increase in the share price which on a three-year moving average surpasses the performance of this benchmark.*

The Hannover Re share in comparison with the unweighted "Reactions" World Reinsurance Index


in %
120
110
100
90
80
70
60
2 January 2003
9 January 2003
23 January 2003
30 January 2003
13 February 2003
20 February 2003
6 March 2003
13 March 2003
27 March 2003
3 April 2003
17 April 2003
24 April 2003
8 May 2003
15 May 2003
29 May 2003
5 June 2003
19 June 2003
26 June 2003
3 July 2003
10 July 2003
31 July 2003
7 August 2003
15 August 2003
Hannover Re share
Unweighted "Reactions" World Reinsurance Index

In order to reinforce our equity base and hence safeguard further profitable growth we implemented a capital increase in June of the current year, a move that was exceptionally well received by the capital market. A special feature of this transaction was the combination of a 10-percent capital increase against cash and a 13-percent capital increase against a contribution in kind through issuance of new shares. The transaction, which was successfully placed on the market within just a few hours and at a very minimal discount off the offering price, strengthened the company's stockholders' equity by altogether EUR 530 million.

With an increase of roughly 30% in the company's stockholders' equity and an already anticipated rise in profits for 2003, especially as a consequence of the inclusion of HDI Re Ireland through the contribution in kind, this measure scarcely gives rise to any dilution for our existing shareholders. The free float increased by 9.7 million shares from 25.0% to 31.8% as at 30 June. This increase in the free float has already had a highly favourable effect on our share's liquidity, and in the medium term it is also expected to favourably influence the share price.

In our assessment, the above-average profitability of our company, its very low price/earnings ratio of around 7 (at a price of EUR 24 based on the consensus profit estimate for 2004) and Hannover Re's excellent positioning in the market all point to the remarkable potential offered by the Hannover Re share.

Share information

in EUR	30.6.2003	2002	2001	2000	1999	1998
Earnings per share (diluted) [1]	1.65	2.75	0.11	4.13	2.29	1.94
Dividend per share	–	0.85	–	0.77 [2]	0.68	0.65
Corporation-tax credit	–	–	–	0.36	0.29	0.08
Gross dividend	–	0.85	–	1.21 [3]	0.97	0.73

[1] For previous years stock split of 15 July 2002 in a ratio of 3 for 1 taken into account
[2] On each for the year 2000 fully paid-up share
[3] Incl. bonus of EUR 0.08

International Securities Identification Number (ISIN):	DE 000 840 221 5
Shareholding structure:	68.2% Talanx AG (via its subsidiaries HDI Verwaltungs-Service AG as well as Erste and Zweite HDI Beteiligungsgesellschaft mbH) 31.8% free float
Capital measure of 6 June 2002:	Increase in common stock out of company funds in the amount of EUR 14,365,382.11 without issue of new shares
Stock split of 15 July 2002:	Ratio of 3 for 1
Capital measure of 12 June 2003:	Capital increase against cash through issuance of 9,716,392 new shares in conjunction with a capital increase against contribution in kind through issuance of 13,716,814 new shares to Talanx AG which contributed its shares in HDI Re Ireland Ltd. (with retroactive effect as at 1 July 2003)
Common stock as at 30 June 2003:	EUR 106,880,320.00
Number of shares as at 30 June 2003:	106.880.320 no-par-value registered shares (common stock)
Market capitalisation as at 30 June 2003:	EUR 2,404.8 million

We are highly satisfied with the development of the first half of 2003. Once again we significantly improved on the previous year's performance, thereby translating the potential inherent in the continuing very favourable state of the reinsurance markets into a very good corporate result. The slight decline in our gross written premiums compared to the level in the previous year was in large measure attributable – as in the first quarter – to exchange rate factors, most notably the relative strengthening of the euro against the US dollar. It is also a consequence of our "More from less" initiative implemented in the property/casualty reinsurance business group. Under this initiative we have withdrawn from certain business segments and also restructured the assumption of reinsurance business from HDI.

Gross written premiums in the Group totalled EUR 5,977.5 million in the first six months of the current financial year, a decline of 2.9% compared to the previous year's figure (EUR 6,154.3 million). Had it not been for negative currency effects an increase of 10.1% would have been recorded. Since the level of retained premiums climbed by 5.6 percentage points to 69.8%, the Group's net premiums earned nevertheless increased by 9.4% to EUR 3,638.9 million (EUR 3,327.5 million).

Investment income in the second quarter – and hence also in the first half-year 2003 – was highly gratifying. As anticipated, no significant write-downs were taken on investments in the second quarter. After an amount of EUR 75.3 million in the first quarter, a mere EUR 5.0 million had to be written off equities in the second quarter – almost entirely on specific equity positions.

In the first half of 2003 we generated an operating profit (EBIT) of EUR 285.2 million, a figure marginally in excess of the previous year (EUR 284.3 million). Consolidated net income, on the other hand, grew by a more substantial 11.0% to EUR 162.4 million, compared to EUR 146.3 million in the first half of 2002. This corresponded to earnings of EUR 1.65 (EUR 1.51) per share.

Property and casualty reinsurance

The market for property and casualty reinsurance remains highly attractive, as was clearly demonstrated by the development of the first half of 2003. The outcome of the treaty renewals as at 1 January and 1 April 2003 – when more than two-thirds of our treaties were renewed – was thoroughly satisfactory. The positive effects of improvements in rates and conditions, which were achieved in almost all areas of this business group, enabled us to post an excellent semi-annual result; we grew our net income for the half-year despite a decline in gross premiums. This confirms that we are on the right track with our "More from less" initiative launched in property and casualty reinsurance at the turn of the year, under which we have striven to concentrate on profitable market segments even more heavily than in past years.

The decrease of 20.2% in gross written premiums to EUR 2,659.2 million (EUR 3,334.2 million EUR) in the first half of 2003 was due primarily to two factors, both of which had already made themselves felt in the first quarter of the year. Firstly, currency effects, most notably the significant fall of the US dollar against the euro relative to the same period in the previous year, accounted for 7.5% of the decline in gross premium income. Secondly, lower gross premiums were collected in 2003 as a consequence of strategic course adjustments made in two underwriting areas of property/casualty reinsurance business. The first of these changes involved the reinsurance volume of our main shareholder, HDI, which since 1 January 2003 has no longer been ceded automatically and in full to Hannover Re – either to be retained or placed on the market by way of retrocessions. Since the beginning of the year, as the preferred reinsurer of HDI, we have accepted only the volume of business that we wish to run in our retention. The second fundamental change affects Insurance Corporation of Hannover (ICH) in the USA, whose activities in the property/casualty reinsurance business group have been discontinued. Given the fact that the restructuring of HDI's reinsurance business

merely reduces the gross volume, net premiums earned in the first half-year 2003 decreased far less significantly than gross written premiums – by just 9.8% to EUR 1,650.5 million (EUR 1,829.4 million).

As at the end of the first six months we can still be very satisfied with our claims situation. Hannover Re recorded only three catastrophe losses in the first half of 2003. These involved a plane crash in the USA, a fire in a production facility in Austria and a series of tornadoes, also in the USA, with a total net loss amount of EUR 14.5 million (EUR 21.7 million gross) for Hannover Re. The combined ratio improved slightly on the first quarter of 2003 (100.3%) to 98.6%. This figure is 3.0 percentage points higher than in the first half of 2002 (95.6%), although the deterioration was due principally to the larger proportion of the total premium deriving from US liability business. Although the latter is highly profitable on account of the associated investment income, the long-tail nature of the business generally leads to high reserves in the year when it is first written – and hence to an increased combined ratio. As in the past and in accordance with our standard practice, we established conservatively calculated reserves for new business accepted in the first half of 2003.

The operating profit (EBIT) as at 30 June 2003 benefited inter alia from the gratifying investment income of the second quarter. In the first quarter considerable write-downs and value adjustments – especially on equities – had been necessary due to the depressed capital market climate in 2002 and early 2003; in the second quarter, as expected, these were almost entirely absent. What is more, the continuing very good performance of property/casualty reinsurance business with its excellent underwriting cash flow favourably impacted investment income. Below the line these factors contributed to a pleasing operating profit (EBIT) of EUR 182.6 million, a mere 7.0% lower than the figure of EUR 196.2 million reported in the extraordinarily strong comparable period of the previous year. The net income for the half-year of EUR 101.3 was 11.7% higher than in the first half of 2002 (EUR 90.7 million), although the reduced tax expenditure compared to the previous year was also a factor here. The property and casualty reinsurance business group thus contributed earnings of EUR 1.03 (EUR 0.93) per share.

Key figures for property and casualty reinsurance

in EUR million	2003					2002	
	1.1.–31.3.	1.4.–30.6.	+/- previous year	1.1.–30.6.	+/- previous year	1.4.–30.6.	1.1.–30.6.
Gross written premiums	1 478.7	1 180.5	(25.7%)	2 659.2	(20.2%)	1 589.7	3 334.2
Net premiums earned	715.9	934.6	+15.0%	1 650.5	(9.8%)	812.9	1 829.4
Underwriting result	(1.9)	25.1	+698.0%	23.2	(71.1%)	3.1	80.3
Operating profit (EBIT)	52.5	130.1	+156.5%	182.6	(7.0%)	50.7	196.2
Net income (after tax)	34.6	66.7	+352.1%	101.3	+11.7%	14.7	90.7
Earnings per share in EUR	0.35	0.68		1.03		0.15	0.93
Retention	71.3%	66.2%		69.1%		49.1%	67.8%
Combined ratio	100.3%	97.3%		98.6%		99.6%	95.6%

Life and health reinsurance

Gross written premiums in life and health reinsurance amounted to EUR 1,090.2 million as at 30 June 2003, a figure almost exactly on a par with the same period of the previous year (EUR 1,098.5 million). This figure is in line with our expectation that gross premium income for the 2003 financial year as a whole will remain stable. Had it not been for adverse currency effects, however, gross premiums would have been 11.8% higher. By realigning our retrocession structures we were nevertheless able to boost net premiums earned by 8.6% to EUR 865.9 million (EUR 797.3 million).

Investment income improved substantially compared to the first half of the previous year, rising by 52.9% to EUR 109.8 million (EUR 71.8 million). This performance was helped by reduced losses and write-downs on investments. The operating profit (EBIT) of EUR 23.8 million was, however, just 5.6% in excess of the previous year's figure (EUR 22.5 million). On the basis of particularly good results at E+S Rück and our subsidiary in Australia, Hannover Life Re Australasia, the minority interest in the semi-annual result stood at EUR 6.3 million (previous year: yield of EUR 1.5 million). The net income of EUR 12.0 million consequently fell short of the previous year's figure (EUR 15.3 million). The life and health reinsurance business group contributed earnings of EUR 0.12 (EUR 0.16) per share.

Key figures for life and health reinsurance

in EUR million	2003					2002	
	1.1.–31.3.	1.4.–30.6.	+/- previous year	1.1.–30.6.	+/- previous year	1.4.–30.6.	1.1.–30.6.
Gross written premiums	570.8	519.4	(0.3%)	1 090.2	(0.8%)	520.9	1098.5
Net premiums earned	487.1	378.8	+34.5%	865.9	+8.6%	281.6	797.3
Operating profit (EBIT)	15.9	7.9	(49.2%)	23.8	+5.6%	15.6	22.5
Net income (after tax)	9.6	2.4	(81.2%)	12.0	(21.6%)	12.6	15.3
Earnings per share in EUR	0.10	0.02		0.12		0.13	0.16
Retention	84.7%	73.0%		79.1%		56.2%	73.8%

Financial reinsurance

Building on the positive indicators in the first quarter of 2003, financial reinsurance continued to develop highly favourably in the second quarter of the year. Gross written premiums increased by 82.9% in the first half to EUR 923.3 million, compared to EUR 504.7 million in the comparable period of the previous year. The nine-month figure for the previous year (EUR 732.6 million) has thus already been comfortably surpassed. Our expectation that financial reinsurance would likely be the only business group to record a substantial premium increase in 2003 has thus been proven correct. Had it not been for negative currency effects, the rise in gross premiums for the half-year would have been as high as 109.5%. Net premiums earned in the first half of 2003 amounted to EUR 644.7 million, growth of 111.5% relative to the same period in the previous year (EUR 304.9 million).

The most notable development in the financial reinsurance business group during the first half-year was a shift in the composition of the portfolio towards lower-risk European and American proportional business. The operating profit (EBIT) was boosted by a highly gratifying 30.8%

to EUR 37.8 million (EUR 28.9 million). We generated half-yearly net income after tax of EUR 24.9 million, a rise of 18.6% compared to the figure of EUR 21.0 million recorded in the first six months of the previous year. Financial reinsurance therefore contributed earnings of EUR 0.25 (EUR 0.22) per share for the first half of 2003.

Key figures for financial reinsurance

in EUR million	2003					2002	
	1.1.–31.3.	1.4.–30.6.	+/- previous year	1.1.–30.6.	+/- previous year	1.4.–30.6.	1.1.–30.6.
Gross written premiums	457.6	465.7	+61.9%	923.3	+82.9%	287.6	504.7
Net premiums earned	236.5	408.2	+105.5%	644.7	+111.5%	198.6	304,.9
Operating profit (EBIT)	17.7	20.1	(1.6%)	37.8	+30.8%	20.5	28.9
Net income (after tax)	12.8	12.1	(18.7%)	24.9	+18.6%	14.9	21.0
Earnings per share in EUR	0.13	0.12		0.25		0.16	0.22
Retention	94.0%	98.7%		96.4%		79.8%	88.1%

Program business

Program business generated gross premium income of EUR 1,304.9 million in the first half of 2003, an increase of 7.2% on the previous year's figure of EUR 1,216.8 million. Growth would have been as high as 29.8% without the adverse currency effects. The level of retained premiums, which has been consistently increased, now stands at 44.7% (35.9%). Net premiums earned consequently recorded disproportionately strong growth of 20.7% to reach EUR 477.7 million (EUR 395.9 million).

The slight rise in the combined ratio from 90.8% in the half of 2002 to 94.0% caused the underwriting result to fall to EUR 28.6 million, a decrease of 21.1% relative to the same period of the previous year. This effect was, however, more than offset by increased investment income in the first half-year, ultimately producing a 12.0% higher operating profit (EBIT) of EUR 41.2 million (EUR 36.8 million). Net income after tax was also highly satisfactory, growing by 24.9% to EUR 24.1 million – compared to EUR 19.3 million in the first half of 2002. Program business thus delivered earnings of EUR 0.25 (EUR 0.20) per share for the first half-year.

Key figures for program business

in EUR million	2003					2002	
	1.1.–31.3.	1.4.–30.6.	+/- previous year	1.1.–30.6.	+/- previous year	1.4.–30.6.	1.1.–30.6.
Gross written premiums	645.1	659.8	+14.4%	1 304.9	+7.2%	576.5	1 216.8
Net premiums earned	236.4	241.3	+24.4%	477.7	+20.7%	193.9	395.9
Underwriting result	18.6	10.0	(55.0%)	28.6	(21.1%)	22.2	36.3
Operating profit (EBIT)	22.9	18.3	(21.5%)	41.2	+12.0%	23.3	36.8
Net income (after tax)	14.1	10.0	(28.5%)	24.1	+24.9%	13.9	19.3
Earnings per share in EUR	0.15	0.10		0.25		0.14	0.20
Retention	44.8%	44.7%		44.7%		39.3%	35.9%
Combined ratio	92.1%	95.9%		94.0%		88.5%	90.8%

Net investment income

In the first quarter of 2003 the capital markets had still been overshadowed by numerous adverse effects that saw equity prices plunge to record lows. In the second quarter, however, the situation improved appreciably, with both equities and fixed-income securities recording price gains – in some cases on a substantial scale. The development of our asset portfolio was correspondingly favourable. Write-downs on securities in the second quarter were necessary only to a very limited extent. They amounted to EUR 5.0 million, almost entirely on specific equity positions, compared to EUR 75.3 million in the first quarter (thereof EUR 46.0 million on equities).

In contrast to the first half of 2002, significantly lower losses were realised on the disposal of investments as at 30 June of the year under review, namely EUR 16.8 million as against EUR 67.8 million. On the other hand, we realised profits on the sale of equities and fixed-income securities totalling EUR 87.5 million in the first half of the year, after EUR 73.3 million in the previous year. Primarily on the basis of higher interest on reinsurance deposits, but also due to the enlarged investment volume as a consequence of the strong underwriting cash flow, we were able to boost our ordinary income by 10.2% to EUR 526.1 million (EUR 477.3 million). This was an excellent performance in view of the sharp declines in returns on some securities. Against this backdrop we also grew our net investment income by 27.9% to EUR 486.2 million (EUR 380.1 million) for the first half of 2003.

Outlook

We are highly satisfied with the course of the financial year to date. Business has clearly developed according to plan, in some areas even better than planned, and we can therefore reaffirm our major objectives for 2003.

In *property and casualty reinsurance* the advantageous market climate is holding up as expected, and we have concluded further highly satisfactory treaty renewals as the year under review has progressed. We are willing to accept the fact that our gross premium income in property and casualty reinsurance will probably not increase as a consequence of our proactive cycle management, adverse currency effects and the strategic decisions taken under our "More from less" initiative. Provided the second half-year delivers an average catastrophe loss experience,

the profit contribution generated by the property and casualty reinsurance business group should again surpass the previous year. We also continue to expect that the combined ratio for the year as a whole will not exceed 100%.

In *life and health reinsurance* we anticipate growing demand over the long term for individually tailored products to provide for dependants and retirement. As in previous years, we expect the second half-year to contribute significantly more strongly to the result than the first six months. For the remainder of the current year, therefore, we anticipate premium growth comparable to the first six months and a sharp rise in the operating profit (EBIT) and net income.

In our assessment, demand for specially tailored *financial reinsurance* solutions will continue to grow. As a well-known provider with a strong reputation and many years of experience, we shall derive further considerable benefit from this trend in the future. This business group is expected to generate appreciable double-digit growth in gross premiums as well as an increased profit contribution.

The organisational changes implemented in *program business* are expected to prove their worth. In particular, it is our assumption that Clarendon will deliver very favourable profit contributions in the years to come. In this area too we shall focus particularly closely on portfolio optimisation. The gross premium volume is therefore forecast to remain roughly on a par with the previous year, while net income will be slightly higher.

Two opposing trends were observed in our *investment portfolio* in the first half of 2003. On the one hand, we expect the volume of assets will continue to grow as a consequence of strong underwriting cash flows. On the other hand, the returns that can be generated on capital markets declined sharply in the first six months. We profited from the sharp rise in interest rates in July as we reinvested liquid funds and regrouped our portfolio. Overall, therefore, net investment income is expected to be roughly on a par with the previous year; interest on reinsurance deposits will play a not inconsiderable role here. Provided prices on international stock markets do not experience another significant setback, we do not anticipate any further need for systematic write-downs on our equity portfolio and we expect a balanced extraordinary result.

Prospects for the Group

Overall, we look forward to completing a highly successful 2003 financial year. Provided there are no unforeseen negative movements on capital markets in the second half of the year and assuming the catastrophe loss experience does not exceed the multi-year average, we still expect to generate consolidated net income of between EUR 320 million and EUR 350 million (earnings of EUR 2.90 to EUR 3.20 per share). This result should be achieved with gross premium income that is currently forecast to be roughly on a par with the previous year.

CONSOLIDATED QUARTERLY ACCOUNTS
of Hannover Re

CONSOLIDATED BALANCE SHEET
as at 30 June 2003

Assets Figures in EUR thousand	30.6.2003	31.12.2002
Fixed-income securities – held to maturity	355 878	356 333
Fixed-income securities – available for sale	9 331 363	9 140 755
Equity securities – available for sale	634 346	717 745
Equity securities – trading	28 316	5 493
Real estate	254 425	265 858
Other invested assets	633 300	676 563
Short-term investments	1 303 637	874 027
Total investments without cash	12 541 265	12 036 774
Cash	750 927	671 866
Total investments and cash	13 292 192	12 708 640
Prepaid reinsurance premiums	726 568	739 487
Reinsurance recoverables on benefit reserve	448 599	489 784
Reinsurance recoverables on unpaid claims	5 841 021	6 179 896
Reinsurance recoverables on other reserves	30 767	41 902
Deferred acquisition costs	1 655 662	1 321 961
Accounts receivable	4 066 938	3 809 631
Funds held by ceding companies	7 093 959	7 597 206
Goodwill	219 134	233 883
Other assets	714 033	280 893
Accrued interest and rent	175 983	175 688
	34 264 856	33 578 971

Liabilities Figures in EUR thousand	30.6.2003	31.12.2002
Loss and loss adjustment expense reserve	18 528 893	18 836 651
Policy benefits for life and health contracts	4 112 196	4 136 701
Unearned premium reserve	2 814 504	2 411 591
Provisions for contingent commission	126 124	143 120
Other technical provisions	2 860	7 870
Reinsurance payable	1 896 959	1 936 514
Funds held under reinsurance treaties	1 502 766	1 630 200
Contract deposits	494 254	184 884
Minorities	440 859	400 426
Other liabilities	502 034	480 540
Taxes	181 194	110 311
Provision for deferred taxes	737 597	742 078
Notes payable	699 106	698 792
Surplus debenture	117 597	119 831
Total liabilities	32 156 943	31 839 509
Stockholders' equity		
Common stock	106 880	97 164
Nominal value 106 880 Authorised capital 38 784		
Additional paid-in capital	584 325	374 451
Cumulative comprehensive income		
Unrealised appreciation/depreciation of investments, net of deferred taxes	182 627	43 127
Cumulative foreign currency conversion adjustment, net of deferred taxes	(264 695)	(100 276)
Other changes in cumulative comprehensive income	(49 283)	(54 295)
Total comprehensive income	(131 351)	(111 444)
Retained earnings		
Beginning of period	1 379 291	1 243 334
Net income	162 374	267 172
Dividend paid	(82 589)	–
Other changes	88 983	(131 215)
	1 548 059	1 379 291
Total stockholders' equity	2 107 913	1 739 462
	34 264 856	33 578 971

CONSOLIDATED STATEMENT OF INCOME
for the period 1 January to 30 June 2003

Figures in EUR thousand	1.4.–30.6.2003	1.1.–30.6.2003	1.1.–30.6.2002
Gross written premiums	2 825 411	5 977 526	6 154 259
Ceded written premiums	909 751	1 804 452	2 201 646
Change in gross unearned premiums	36 634	(545 499)	(682 794)
Change in ceded unearned premiums	10 621	11 283	57 643
Net premiums earned	1 962 915	3 638 858	3 327 462
Ordinary investment income	265 907	526 115	477 300
Realised gains on investments	41 882	87 460	73 331
Realised losses on investments	12 395	16 768	67 806
Unrealised gains and losses on investments	(228)	(3 928)	(15 061)
Other investment expense/depreciations	16 962	106 654	87 684
Net investment income	278 204	486 225	380 080
Other technical income	14 712	18 165	12 124
Total revenues	2 255 831	4 143 248	3 719 666
Claims and claims expenses	1 580 203	2 874 886	2 593 325
Change in policy benefits for life and health contracts	79 192	207 060	72 240
Commission and brokerage	262 251	523 394	528 561
Other acquisition costs	1 664	5 626	1 294
Other technical expenses	29 597	53 039	58 599
Administrative expenses	64 032	126 326	114 711
Total technical expenses	2 016 939	3 790 331	3 368 730
Other income and expenses	(62 602)	(67 676)	(66 589)
Operating profit (EBIT)	176 290	285 241	284 347
Interest on hybrid capital	13 583	26 926	30 232
Net income before taxes	162 707	258 315	254 115
Taxes	51 085	68 599	86 101
Minority interest	(20 411)	(27 342)	(21 672)
Net income	91 211	162 374	146 342

Figures in EUR thousand	1.4.–30.6.2003	1.1.–30.6.2003	1.1.–30.6.2002
Other comprehensive income			
Net unrealised appreciation/depreciation of investments	153 791	139 500	(17 847)
Cumulative foreign currency conversion adjustments	(22 759)	(164 419)	(48 968)
Other comprehensive income	(7 404)	5 012	463
Net comprehensive income	214 839	142 467	79 990
Earnings per share			
Earnings per share in EUR	0.92	1.65	1.51

CASH FLOW STATEMENT
as at 30 June 2003

Figures in EUR thousand	1.1.–30.6.2003	1.1.–30.6.2002
I. Cash flow from operating activities		
Consolidated net income (after tax)	162 374	146 342
Appreciation/depreciation	95 542	72 510
Net realised gains and losses on investments	(70 692)	(5 525)
Amortisation of investments	402	(5 123)
Minority interest	27 342	21 672
Changes in funds held	(72 485)	(616 371)
Changes in prepaid reinsurance premiums (net)	510 932	537 906
Changes in tax assets/provisions for taxes	39 299	15 789
Changes in benefit reserves (net)	219 567	57 114
Changes in claims reserves (net)	753 481	1 333 226
Changes in deferred acquisition costs	(385 020)	(249 019)
Changes in other technical provisions	(1 959)	(55 572)
Changes in clearing balances	(425 488)	(562 960)
Changes in other assets and liabilities (net)	(393 256)	(119 303)
Cash flow from operating activities	460 039	570 686
II. Cash flow from investing activities		
Fixed income securities – held to maturity		
Maturities	–	2 689
Purchases	–	(120 000)
Fixed income securities – available for sale		
Maturities, sales	2 679 985	2 032 817
Purchase	(3 136 342)	(2 363 615)
Equity securities – available for sale		
Sales	117 084	101 557
Purchases	(80 013)	(181 999)
Other invested assets		
Sales	18 239	54 892
Purchases	(15 992)	(126 322)
Affiliated companies and participating interests		
Sales	2 106	1 419
Acquisitions	(6 212)	(15 700)
Real estate		
Sales	–	–
Acquisitions	(545)	(1 309)
Short-term investments		
Changes	(446 358)	(31 213)
Other changes (net)	(9 407)	(55 584)
Cash flow from investing activities	(877 455)	(702 368)

Figures in EUR thousand	1.1.–30.6.2003	1.1.–30.6.2002
III. Cash flow from financing activities		
Dividend paid	(82 589)	–
Net changes in contract deposits	311 928	34 663
Inflows from capital increases	219 590	–
Changes in notes payable	30 179	–
Other changes	(8 982)	(21 672)
Cash flows from financing activities	470 126	12 991
IV. Exchange rate differences on cash	26 351	51 614
Change in cash and cash equivalents (I.+II.+III.+IV.)	79 061	(67 077)
Cash and cash equivalents at the beginning of the period	671 866	830 659
Change in cash and cash equivalents according to cash flow statement	79 061	(67 077)
Cash and cash equivalents at the end of the period	750 927	763 582
Income taxes	(16 383)	(16 198)
Interest paid	(66 743)	(74 500)

SEGMENTAL REPORT
as at 30 June 2003

In the following table we have allocated the underwriting assets and liabilities as at 30 June 2003 and 31 December 2002 to our business segments after eliminating intergroup transactions across segments.

Segmentation of underwriting assets and liabilities

Figures in EUR thousand	Property/casualty reinsurance		Life/health reinsurance	
	30.6.2003	31.12.2002	30.6.2003	31.12.2002
Assets				
Prepaid reinsurance premiums	146 850	94 365	1 454	1 523
Deferred acquisition costs (net)	273 896	250 988	1 217 049	963 961
Reinsurance recoverables on benefit reserves	–	–	448 599	489 784
Reinsurance recoverables in incurred claims and others	3 038 180	3 073 835	103 538	112 513
Funds held by ceding companies	205 565	252 479	3 207 215	3 329 560
Total underwriting assets	3 664 491	3 671 667	4 977 855	4 897 341
Liabilities				
Loss and loss adjustment expense reserve	8 828 500	8 954 985	983 719	934 142
Policy benefits for life and health contracts	–	–	4 112 196	4 136 701
Unearned premium reserve	1 311 751	1 124 308	17 091	21 522
Other technical provisions	91 399	110 872	23 346	20 437
Funds held under reinsurance treaties	903 675	986 831	272 211	343 819
Total underwriting liabilities	11 135 325	11 176 996	5 408 563	5 456 621

Financial reinsurance		Program business		Total	
30.6.2003	31.12.2002	30.6.2003	31.12.2002	30.6.2003	31.12.2002
15 568	86	562 696	643 513	726 568	739 487
55 532	25 604	109 185	81 408	1 655 662	1 321 961
–	–	–	–	448 599	489 784
445 558	632 218	2 284 512	2 403 232	5 871 788	6 221 798
3 680 285	4 012 475	894	2 692	7 093 959	7 597 206
4 196 943	4 670 383	2 957 287	3 130 845	15 796 576	16 370 236
5 395 538	5 544 198	3 321 136	3 403 326	18 528 893	18 836 651
–	–	–	–	4 112 196	4 136 701
355 216	103 913	1 130 446	1 161 848	2 814 504	2 411 591
14 239	19 681	–	–	128 984	150 990
20 238	24 164	306 642	275 386	1 502 766	1 630 200
5 785 231	5 691 956	4 758 224	4 840 560	27 087 343	27 166 133

SEGMENTAL REPORT
as at 30 June 2003

Segmental statement of income

Figures in EUR thousand	Property/casualty reinsurance 1.1.–30.6.2003	Property/casualty reinsurance 1.1.–30.6.2002	Life/health reinsurance 1.1.–30.6.2003	Life/health reinsurance 1.1.–30.6.2002
Gross written premiums	2 659 212	3 334 200	1 090 192	1 098 503
Net premiums earned	1 650 548	1 829 422	865 900	797 266
Claims and claims expenses	1 308 699	1 303 225	544 236	592 109
Change in policy benefits for life and health contracts	–	–	(207 060)	(72 240)
Commission and brokerage and other technical expenses	264 228	393 241	153 495	146 525
Investment income	199 606	153 046	109 844	71 830
Administrative expenses	54 436	52 617	28 558	20 897
Other income and expenses	(40 225)	(37 162)	(18 631)	(14 817)
Operating profit (EBIT)	182 566	196 223	23 764	22 508
Interest on hybrid capital	18 795	22 115	2 603	2 410
Net income before taxes	163 771	174 108	21 161	20 098
Taxes	45 151	63 777	2 835	6 264
Minority interest	(17 271)	(19 609)	(6 311)	1 481
Net income	101 349	90 722	12 015	15 315

Financial reinsurance		Program business		Total	
1.1.–30.6.2003	1.1.–30.6.2002	1.1.–30.6.2003	1.1.–30.6.2002	1.1.–30.6.2003	1.1.–30.6.2002
923 251	504 714	1 304 871	1 216 842	5 977 526	6 154 259
644 695	304 851	477 715	395 923	3 638 858	3 327 462
644 366	410 828	377 585	287 163	2 874 886	2 593 325
–	–	–	–	(207 060)	(72 240)
116 179	4 687	29 992	31 877	563 894	576 330
156 270	138 568	20 505	16 636	486 225	380 080
1 841	647	41 491	40 550	126 326	114 711
(826)	1 602	(7 994)	(16 212)	(67 676)	(66 589)
37 753	28 859	41 158	36 757	285 241	284 347
1 938	921	3 590	4 786	26 926	30 232
35 815	27 938	37 568	31 971	258 315	254 115
7 115	4 889	13 498	11 171	68 599	86 101
(3 760)	(2 018)	–	(1 526)	(27 342)	(21 672)
24 940	21 031	24 070	19 274	162 374	146 342

NOTES

1. General accounting principles

Hannover Rückversicherung AG (Hannover Re) belongs to the Talanx AG, a 100% subsidiary of HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI). HDI is obliged to prepare consolidated annual accounts in accordance with §§ 341 i et seq of the German Commercial Code (HGB). The annual financial statements of Hannover Re and its subsidiaries are included in these consolidated annual accounts. The German Commercial Code (HGB) was amended with effect from 19 July 2002. Consequently, pursuant to § 291 Para. 3 No. 1 of the German Commercial Code (HGB) the consolidated annual accounts of the parent company no longer release Hannover Re from its obligation to compile a consolidated financial statement.

The consolidated financial statement of Hannover Re has been drawn up fully in accordance with United States Generally Accepted Accounting Principles (US GAAP).

All Statements of Financial Accounting Standards (SFAS) issued by the Financial Accounting Standards Board (FASB) on or before 30 June 2003 with binding effect for the 2003 financial year have been observed in the consolidated financial statement.

The quarterly results of reinsurance companies, including our results, are for various reasons not a reliable indicator for the results of the financial year as a whole. Losses from natural catastrophes and other catastrophe losses have a disproportionate impact on the result of the reporting period in which they occur. Furthermore, late reported claims for major loss complexes can also lead to substantial fluctuations in individual quarterly results. Gains and losses on the disposal of investments are accounted for in the quarter in which the investments are sold.

2. Accounting principles including reporting and valuation methods

The quarterly accounts included in the consolidated financial statement were drawn up as at 30 June 2003. The reader is also referred to the corresponding information contained in the consolidated financial statement drawn up as at 31 December 2002.

3. Consolidated companies and consolidation principles

Consolidated companies

The consolidated companies have remained unchanged since 31 December 2002.

Capital consolidation

The capital consolidation is based upon the "purchase accounting" method (comparable to the German revaluation method). The purchase costs of the parent company have been netted with the proportionate stockholders' equity of the subsidiary at the time when it was first included in the consolidated financial statement after the revaluation of all assets and liabilities. After recognition of all acquired intangible assets that in accordance with SFAS 141 are to be accounted for separately from

goodwill, the difference between the revalued stockholders' equity of the subsidiary and the purchase price is recognised as goodwill. Immaterial and negative goodwill were booked to earnings in the year of their occurrence. Where minority interests in the stockholders' equity exist, such interests are reported separately. The minority interest in the result is deducted from the net income in the statement of income and totalled EUR 27,342 thousand (previous year: EUR 21,672 thousand) as at 30 June 2003.

Debt consolidation

Receivables and liabilities between the companies included in the consolidated financial statement were offset against each other.

Consolidation of expenses and profit

The effects of business transactions within the Group were eliminated.

4. Notes on the individual items of the balance sheet and statement of income

4.1 Investments including income and expenses

Investments were valued in accordance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities". The allocation and valuation of investments are guided by the investment intent.

Fixed-income securities classified as held to maturity are valued at purchase costs plus/minus amortised costs. The amortised costs derive from the difference between the nominal value and purchase cost and they are spread over the time to maturity of the fixed-income securities.

Fixed-income securities classified as available for sale are valued at fair value. The difference between the fair value and amortised cost is booked to other comprehensive income.

Trading securities are valued at fair value. The difference between the fair value and amortised cost is recognised within the statement of income.

Securities whose fair value falls permanently below purchase cost are written down to current value and recognised within the statement of income.

The other investments primarily consist of shares in private-equity limited partnerships.

Contractual maturities of the fixed-income securities in the held-to-maturity portfolio, available-for-sale portfolio and trading portfolio as at the balance sheet dates of 30 June 2003 and 31 December 2002

Figures in EUR thousand	30.6.2003		31.12.2002	
	Cost or amortised cost	Estimated fair value	Cost or amortised cost	Estimated fair value
Held-to-maturity				
Due in one year	51 001	51 829	30 608	31 382
Due after one through five years	153 194	166 462	173 937	187 824
Due after five through ten years	130 000	142 709	130 000	138 330
Due after ten years	21 683	23 745	21 788	24 057
Total	355 878	384 745	356 333	381 593
Available-for-sale				
Due in one year	1 198 945	1 208 716	1 279 481	1 289 054
Due after one through five years	5 145 667	5 316 596	4 380 831	4 515 430
Due after five through ten years	1 506 978	1 620 850	2 059 290	2 142 071
Due after ten years	1 141 368	1 185 201	1 161 819	1 194 200
Total	8 992 958	9 331 363	8 881 421	9 140 755

The actual maturities may in individual cases diverge from the contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

Amortised costs and unrealised gains and losses on the portfolio of investments classified as held to maturity

30.6.2003 Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Estimated fair value
Investments held to maturity				
Fixed-income securities				
Corporate securities	238 092	17 888	–	255 980
Asset-backed securities	87 786	8 810	–	96 596
Other securities	30 000	2 169	–	32 169
Total	355 878	28 867	–	384 745

31.12.2002 Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Estimated fair value
Investments held to maturity				
Fixed-income securities				
Corporate securities	238 466	16 413	–	254 879
Asset-backed securities	87 867	7 560	–	95 427
Other securities	30 000	1 601	314	31 287
Total	356 333	25 574	314	381 593

Amortised cost and unrealised gains and losses on the portfolios of investments classified as available for sale and trading

30.6.2003 Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Estimated fair value
Available for sale				
Fixed-income securities				
Government debt securities of EU member states	1 600 184	48 293	100	1 648 377
US Treasury Notes	1 231 057	34 536	193	1 265 400
Other foreign government debt securities	571 508	21 981	763	592 726
Corporate securities	3 536 338	183 075	17 454	3 701 959
Asset-backed securities	1 064 654	39 390	9 944	1 094 100
From investment funds	564 528	16 710	645	580 593
Other securities	424 689	24 592	1 073	448 208
	8 992 958	368 577	30 172	9 331 363
Dividend-bearing securities				
Equities	171 773	13 505	33 421	151 857
From investment funds	492 306	16 116	27 554	480 868
Other dividend-bearing securities	1 210	411	–	1 621
	665 289	30 032	60 975	634 346
Short-term investments	1 303 637	–	–	1 303 637
Total	10 961 884	398 609	91 147	11 269 346
Trading				
Dividend-bearing securities				
Derivatives	23 866	5113	663	28 316
Total	23 866	5113	663	28 316

31.12.2002 Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Estimated fair value
Available for sale				
Fixed-income securities				
Government debt securities of EU member states	1 547 751	50 090	–	1 597 841
US Treasury Notes	1 339 647	44 464	–	1 384 111
Other foreign government debt securities	451 613	13 883	1 310	464 186
Corporate securities	3 525 911	143 321	43 255	3 625 977
Asset-backed securities	1 032 697	28 426	14 514	1 046 609
From investment funds	521 285	22 929	380	543 834
Other securities	462 517	17 448	1 768	478 197
	8 881 421	320 561	61 227	9 140 755
Dividend-bearing securities				
Equities	190 614	5 536	33 450	162 700
From investment funds	667 257	–	113 297	553 960
Other dividend-bearing securities	1 165	–	80	1 085
	859 036	5 536	146 827	717 745
Short-term investments	874 027	–	–	874 027
Total	10 614 484	326 097	208 054	10 732 527
Trading				
Dividend-bearing securities				
Derivatives	–	5 493	–	5 493
Total	–	5 493	–	5 493

Investment income

Figures in EUR thousand	30.6.2003	30.6.2002
Real estate	12 610	16 809
Dividends	13 449	24 322
Ordinary investment income on fixed-income securities	235 188	243 941
Other income	264 868	192 228
Ordinary investment income	526 115	477 300
Realised gains on investments	87 460	73 331
Realised losses from investments	16 768	67 809
Unrealised gains and losses	(3 928)	(15 061)
Real estate depreciation	3 385	3 985
Write-off on dividend-bearing securities	52 043	45 330
Write-off on fixed-income securities	26 063	9 926
Write-downs on participations	2 211	6 320
Other investment expenses	22 952	22 123
Total investment income	486 225	380 080

The other income includes interest on deposits in the amount of EUR 243.5 million (EUR 173.8 million).

4.2 Staff and expenditures on personnel

Staff

The average number of staff at the companies included in the consolidated financial statement of the Hannover Re Group was 2,025 (31 December 2002: 1,900). Of this number, 788 were employed in Germany in the year under review. The majority of staff were employed at the consolidated Group companies abroad.

4.3 Stockholders' equity and minority interests

The stockholders' equity is shown as a separate component of the financial statement in accordance with SFAS 130 "Reporting of Comprehensive Income". The change in the stockholders' equity comprises not only the net income deriving from the statement of income but also the changes in the value of asset and liability items not recognised in the statement of income.

Capital increase

Effective 12 June 2003 Hannover Re implemented a capital increase against cash in the amount of 10% of the capital stock through issuance of 9,716,392 new, registered no-par-value shares – each with an interest of EUR 1.00 in the capital stock. The new shares carry dividend rights with effect from 1 January 2003. Based on the placement price per share of EUR 22.60, the resulting cash inflow for Hannover Re amounted to EUR 219.6 million.

Minority interests are established in accordance with the shares held by companies outside the Group in the stockholders' equity of the subsidiaries.

Conditional authorised capital of up to EUR 38.8 million is available. It can be used to grant shares to holders of convertible and warrant bonds and to issue employee shares in the amount of EUR 1.0 million. It has a time limit of 13 November 2007.

Consolidated statement of changes in stockholder' equity

30.6.2003 Figures in EUR thousand	Balance as at 1 January	Capital increase/ additions	Change in the current period less deferred taxes	Change in retained earnings	Transfer*	Group stockholders' equity	Minority interests	Group stockholders' equity incl. minority interests
Common stock	97 164	9 716	–	–	–	106 880		
Additional paid-in capital	374 451	209 874	–	–	–	584 325		
Cumulative comprehensive income	(111 444)	–	68 452	–	(88 359)	(131 351)		
Retained earnings	1 379 291	–	–	–	–	1 379 291		
Net income	–	–	–	162 374	–	162 374		
Dividend paid	–	–	–	(82 589)	–	(82 589)		
Other changes	–	–	624	–	88 359	88 983		
Total	1 739 462	219 590	69 076	79 785	–	2 107 913	440 859	2 548 772

30.6.2002 Figures in EUR thousand	Balance as at 1 January	Capital increase/ additions	Change in the current period less deferred taxes	Change in retained earnings	Group stockholders' equity	Minority interests	Group stockholders' equity incl. minority interests
Common stock	82 799	14 365	–	–	97 164		
Additional paid-in capital	388 816	(14 365)	–	–	374 451		
Cumulative comprehensive income	(42 921)	–	(66 352)	–	(109 273)		
Retained earnings	1 243 334	–	–	–	1 243 334		
Net income	–	–	–	146 342	146 342		
Other changes	–	–	–	(89 825)	(89 825)		
Total	1 672 028	–	(66 352)	56 517	1 662 193	304 555	1 966 748

** The cumulative currency effects from previous years in the amount of EUR 88.5 million hitherto reported under retained earnings will in future not be included in the comprehensive income. These currency effects derive primarily from the conversion of foreign annual financial statements to euros.*

4.4 Other comprehensive income

The changes of EUR 5.0 million in the cumulative comprehensive income in the year under review resulted principally from the application of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities". This development was due to changes in the fair value of interest-rate swaps included in a cash-flow hedge transaction used to hedge floating-rate loans.

4.5 Treasury stock

By a resolution of the Annual General Meeting of Hannover Rückversicherung AG adopted on 24 May 2002, the company was authorised until 31 October 2003 to acquire treasury stock of up to 10% of the capital stock existing on the date of the resolution. The company did not hold treasury stock as at 30 June 2003.

5. Other notes

5.1 Contingent liabilities

Hannover Re has secured by guarantee a surplus note in the amount of USD 400.0 million issued in the 1999 financial year by Hannover Finance Inc., Wilmington/USA.

Hannover Re has secured by guarantee subordinated debt issued by Hannover Finance (Luxembourg) S.A. in the 2001 financial year in the amount of EUR 350 million.

As security for our technical liabilities to our US clients, we have established a master trust in the USA. As at the balance sheet date this master trust amounted to EUR 1,574.0 million (31 December 2002: EUR 1,491.9 million). The securities held in the master trust are shown as available-for-sale investments.

As security for our technical liabilities, various financial institutions have furnished sureties for our company in the form of letters of credit. The total amount of the letters of credit as at the balance sheet date was EUR 3,207.5 million (31 December 2002: EUR 3,754.5 million).

Outstanding capital commitments with respect to special investments exist in the amount of EUR 72.7 million for E+S Rückversicherungs-AG and EUR 133.6 million for Hannover Re. These involve primarily private equity funds and venture capital firms in the form of private limited companies.

Within the scope of a novation agreement regarding a life insurance contract we assumed contingent reinsurance commitments with respect to due date and amount estimated at EUR 20.6 million as at the balance sheet date.

Hannover
Rückversicherung AG

Karl-Wiechert-Allee 50
30625 Hannover
Germany

Telephone +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-re.com

Investor Relations/Public Relations

Eric Schuh

Telephone +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
eric.schuh@hannover-re.com

Investor Relations

Gabriele Bödeker

Telephone +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
gabriele.boedeker@hannover-re.com

Public Relations

Gabriele Handrick

Telephone +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com



Zwischenbericht 2/2003

hannover rück

KENNZAHLEN
des Hannover Rück-Konzerns

in Mio. EUR	2003					2002	
	1.1.–31.3.	1.4.–30.6.	+/- Vorjahr	1.1.–30.6.	+/- Vorjahr	1.4.–30.6.	1.1.–30.6.
Gebuchte Bruttoprämien	3 152,1	2 825,4	-5,0 %	5 977,5	-2,9 %	2 974,7	6 154,3
Verdiente Nettoprämien	1 675,9	1 963,0	+32,0 %	3 638,9	+9,4 %	1 487,0	3 327,5
Versicherungstechnisches Ergebnis	-94,0	-39,3		-133,3		-13,4	-29,1
Kapitalanlageergebnis	208,0	278,2	+44,7 %	486,2	+27,9 %	192,3	380,1
Operatives Ergebnis (EBIT)	109,0	176,2	+60,2 %	285,2	+0,3 %	110,0	284,3
Überschuss nach Steuern	71,2	91,2	+62,3%	162,4	+11,0 %	56,2	146,3
Haftendes Kapital	2 956,0			3 365,5	+18,4 %		2 842,5
Eigenkapital	1 755,4			2 107,9	+26,8 %		1 662,2
Minderheitsanteile	401,2			440,9	+44,7 %		304,6
Hybridkapital	799,4			816,7	-6,7 %		875,7
Kapitalanlagen (ohne Depotforderungen)	13 154,4			13 292,2	+11,9 %		11 879,9
Bilanzsumme	33 735,9			34 264,9	+4,1 %		32 928,9
Ergebnis je Aktie (verwässert) in EUR	0,73	0,92		1,65		0,58	1,51
Buchwert je Aktie in EUR	18,07	21,48		21,48		17,11	17,11
Eigenkapitalrendite (nach Steuern)*	16,3 %	18,9 %		16,9 %		13,2 %	17,6 %
Selbstbehalt	71,6 %	67,8 %		69,8 %		51,4 %	64,2 %
Kombinierte Schaden-/Kostenquote der Schaden-Rückversicherung	100,3 %	97,3 %		98,6 %		99,6 %	95,6 %

* *Annualisiert*

Verehrte Aktionäre,
sehr geehrte Damen und Herren,



Ihre Gesellschaft konnte im ersten Halbjahr 2003 nahtlos an die guten Ergebnisse der vorherigen Quartale anknüpfen und wiederum sehr erfreuliche Resultate erzielen.

Das Geschäftsjahr 2003 hat uns auch von April bis Juni wieder zahlreiche Möglichkeiten geboten, profitables Rückversicherungsgeschäft zu erneuern und neu zu zeichnen. Wie erfreulich das Marktumfeld ist, zeigt unser operatives Ergebnis (EBIT) von 285,2 Mio. EUR: Wir konnten damit sogar das sehr gute erste Halbjahr 2002 noch etwas übertreffen. Mit einem Konzernüberschuss von 162,4 Mio. EUR zum Halbjahr, 11,0 % höher als im Vorjahreszeitraum, sind wir außerdem auf einem guten Weg, unser Ergebnis auch im Gesamtjahr 2003 erneut zu steigern. Je Aktie bedeutet dies zum Halbjahr ein Ergebnis von 1,65 EUR, nach 1,51 EUR im Vorjahreszeitraum.

Die *Schaden-Rückversicherung* ist und bleibt unser volumenstärkstes Geschäftsfeld. Insbesondere im Haftpflicht-Rückversicherungsgeschäft sehen wir dabei gute Chancen, zu einem sehr profitablen Zeitpunkt im Marktzyklus weiter zu wachsen. Die kombinierte Schaden-/Kostenquote betrug im ersten Halbjahr 98,6 %, nach 100,3 % im ersten Quartal. Auch die Schadenbelastung aus Großschäden hielt sich bis zum 30. Juni 2003 sehr in Grenzen: Lediglich drei Ereignisse waren zu verzeichnen, die für uns insgesamt zu einer – im langjährigen Vergleich weit unterdurchschnittlichen – Nettoschadensumme von 14,5 Mio. EUR führten. Das erste Halbjahr war insgesamt also ein sehr erfolgreiches für die Schaden-Rückversicherung, die mit einem Nettoergebnis von 101,3 Mio. EUR (+ 11,7 % im Vergleich zum Vorjahreszeitraum) mehr als 60 % des Konzernüberschusses dieser Periode erwirtschaftet hat.

Alle anderen Geschäftsfelder hatten ebenfalls entscheidenden Anteil an unserem guten Halbjahresergebnis und entwickelten sich voll im Plan für das Gesamtjahr 2003. Die *Personen-Rückversicherung* trug dabei zum Halbjahr 12,0 Mio. EUR bei (was allerdings auf Grund eines periodenmäßigen Sondereffekts einen Rückgang um 21,6 % darstellt), die *Finanz-Rückversicherung* 24,9 Mio. EUR (+ 18,6 %) und das *Programmgeschäft* 24,1 Mio. EUR (+ 24,9 %).

Doch nicht nur die operativen Bereiche entwickelten sich erfreulich, auch das *Kapitalanlageergebnis* konnte gegenüber dem Vergleichszeitraum des Vorjahres deutlich gesteigert werden. Insbesondere die ordentlichen Kapitalerträge sind, als Folge gestiegener Depotzinserträge und zunehmender Kapitalanlagebestände, stark angewachsen. Bei letzteren war ein sehr guter versicherungstechnischer Cashflow der Hauptgrund für die Zunahme. Weiterhin war im zweiten Quartal kein signifikanter Wertberichtigungsbedarf auf unsere

Kapitalanlagen vorzunehmen. Hatten wir im ersten Quartal noch 46 Mio. EUR auf unser Aktienportefeuille abschreiben müssen, so waren es von April bis Juni nur noch 6 Mio. EUR. Unser Netto-Kapitalanlageergebnis konnte daher zum Halbjahr um 27,9 % auf 486,2 Mio. EUR anwachsen.

Um auch weiterhin ohne Einschränkungen profitabel wachsen zu können, haben wir im Juni zur Stärkung unserer Kapitalbasis eine Kapitalerhöhung durchgeführt. Die Transaktion bestand aus einer 10-prozentigen Bar- und einer 13-prozentigen Sachkapitalerhöhung durch Ausgabe neuer Aktien und erhöht unser Eigenkapital um 530 Mio. EUR. Dass der Markt diesen Schritt sehr positiv aufnahm, zeigte sich in der deutlichen Überzeichnung der Barkomponente innerhalb weniger Stunden nach Ankündigung zu einem Zuteilungspreis, der mit 22,60 EUR nur marginal unter dem damaligen Aktienkurs lag.

In der Folge hat sich der um 40 % angestiegene Streubesitz bereits sehr positiv auf die Liquidität unserer Aktie ausgewirkt. Dies sollte mittelfristig außerdem den Kurs unterstützen, was meiner Meinung nach auch nötig ist; denn ich halte unsere Aktie für deutlich unterbewertet: Das Kurs-Gewinn-Verhältnis von rund 7 auf Basis der Consensus-Gewinnschätzung für 2004 spiegelt nicht annähernd den Kurs wider, der angesichts der Profitabilität Ihres Unternehmens angemessen wäre. Ich bin aber zuversichtlich, dass der Markt dies zunehmend erkennen wird und sehe daher deutliches Aufwärtspotenzial für unsere Aktie.

Auch im Namen meiner Vorstandskollegen bedanke ich mich sehr für Ihr Vertrauen. Dieses wird uns auch weiterhin Ansporn sein, den Wert Ihrer Gesellschaft nachhaltig zu steigern.

Mit freundlichen Grüßen



Wilhelm Zeller
Vorsitzender des Vorstands

VERWALTUNGSORGANE
der Hannover Rückversicherung AG

Aufsichtsrat

Wolf-Dieter Baumgartl Hannover	Vorsitzender
Dr. Paul Wieandt Hof/Saale	Stellv. Vorsitzender
Herbert K. Haas Burgwedel	
Karl Heinz Midunsky München	
Ass. jur. Otto Müller* Hannover	
Bengt Pihl New York (bis 27. Mai 2003)	
Ass. jur. Renate Schaper-Stewart* Lehrte	
Dipl.-Ing. Hans-Günter Siegerist* Nienstädt	
Dr. Klaus Sturany Essen	

Arbeitnehmervertreter

Vorstand

Wilhelm Zeller Burgwedel	Vorsitzender
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Dr. Michael Pickel Gehrden	
André Arrago Hannover	Stellv. Mitglied
Dr. Elke König Hannover	Stellv. Mitglied
Ulrich Wallin Hannover	Stellv. Mitglied

DIE HANNOVER RÜCK-AKTIE

Auf den Kapitalmärkten standen im zweiten Quartal 2003 die Zeichen auf Erholung. Die größten deutschen Werte überraschten, indem sie sich von der Entwicklung an der Wall Street lösten: Während der Dow Jones seit Beginn des zweiten Quartals um ca. 8 % zulegen konnte, belegte der Dax mit einem Indexgewinn von 31 % bis zum 30. Juni 2003 eine Spitzenposition im internationalen Vergleich. Dies zeugt von einer bemerkenswerten Erholungsrallye des deutschen Börsenbarometers seit seinem Tiefststand am 12. März 2003. Gründe für das neue Vertrauen der Anleger sind im Wesentlichen im Rückgang der politischen und wirtschaftlichen Unsicherheiten zu sehen. Darüber hinaus ist wieder eine verstärkte Ausrichtung auf Fundamentaldaten bei der Unternehmensanalyse zu beobachten. Auch der MDax, in dem unsere Aktie notiert, entwickelte sich mit +27 % hervorragend.

Die Hannover Rück-Aktie im Vergleich zu gängigen Indizes



in %
130
120
110
100
90
80
70
60
50
40
2. Januar 2003
9. Januar 2003
23. Januar 2003
30. Januar 2003
13. Februar 2003
20. Februar 2003
6. März 2003
13. März 2003
27. März 2003
3. April 2003
17. April 2003
24. April 2003
8. Mai 2003
15. Mai 2003
29. Mai 2003
5. Juni 2003
19. Juni 2003
26. Juni 2003
3. Juli 2003
10. Juli 2003
31. Juli 2003
7. August 2003
15. August 2003
Hannover Rück-Aktie
Dax
CDax-Versicherungen
MDax

Unsere Aktie setzte im zweiten Quartal ihre Entwicklung weiterhin im Korridor zwischen den Vergleichsindizes CDax-Versicherungen und MDax fort. Mitte Mai erreichte sie ihr Jahreshoch von 26,75 EUR und schloss am 30. Juni 2003 mit einem Quartalsgewinn von 22,6 % bei 22,50 EUR. Am 15. August 2003 notierte die Hannover Rück-Aktie bei einem Kurs von 24,34 EUR fast genau auf ihrem Jahresausgangsniveau. Mit Ausnahme des CDax konnten die Vergleichsindizes im Jahr 2003 somit bisher nicht geschlagen werden. Dieser auf den ersten Blick wenig erfreuliche Umstand sollte jedoch auch im Zusammenhang der starken Entwicklung unseres Wertes im Jahr 2002 und zuvor betrachtet werden – 2002 beispielsweise gewann die Aktie 68 % gegenüber dem CDax, 52 % relativ zum Dax und übertraf auch den MDax um 37 %.

Auch gegenüber unserem internen Vergleichsmaßstab, dem ungewichteten „Reactions"-Welt-Rückversicherungs-Index*, hinkt unsere Aktie im Zeitraum 2. Januar bis 15. August 2003 leicht nach.

** Der ungewichtete „Reactions"-Welt-Rückversicherungs-Index bildet alle börsennotierten Rückversicherer der Welt ab. Unser strategisches Ziel ist, eine Kursentwicklung zu erreichen, die in einem gleitenden Drei-Jahres-Durchschnitt über der Performance dieser Benchmark liegt.*

Die Hannover Rück-Aktie im Vergleich zum „Reactions"-Welt-Rückversicherungs-Index


in %
120
110
100
90
80
70
60
2. Januar 2003
9. Januar 2003
23. Januar 2003
30. Januar 2003
13. Februar 2003
20. Februar 2003
6. März 2003
13. März 2003
27. März 2003
3. April 2003
17. April 2003
24. April 2003
8. Mai 2003
15. Mai 2003
29. Mai 2003
5. Juni 2003
19. Juni 2003
26. Juni 2003
3. Juli 2003
10. Juli 2003
31. Juli 2003
7. August 2003
15. August 2003
Hannover Rück-Aktie
Ungewichteter „Reactions"-Welt-Rückversicherungs-Index

Im Juni des laufenden Jahres haben wir zur Stärkung unserer Kapitalbasis und damit zur Sicherung unseres weiteren profitablen Wachstums eine Kapitalerhöhung durchgeführt, die vom Kapitalmarkt ausgesprochen positiv aufgenommen wurde. Die Besonderheit der Transaktion lag in der Kombination aus einer 10-prozentigen Bar- und einer 13-prozentigen Sachkapitalerhöhung durch Ausgabe neuer Aktien. Die Transaktion wurde innerhalb weniger Stunden und mit einem sehr geringen Preisabschlag gegenüber dem Basiskurs erfolgreich am Markt platziert und stärkt das Eigenkapital des Unternehmens um insgesamt 530 Mio. EUR.

Bei einer Erhöhung des Eigenkapitals der Gesellschaft um rund 30 % und einer bereits für das Jahr 2003 zu erwartenden Gewinnsteigerung, insbesondere aus der durch die Sachkapitalerhöhung eingebrachten HDI Re Ireland, ist mit dieser Maßnahme fast keine Verwässerung für unsere bestehenden Aktionäre eingetreten. Der Streubesitz stieg zum 30. Juni um 9,7 Millionen Aktien von 25,0 % auf 31,8 %. Diese Erhöhung des Streubesitzes hat sich bereits sehr positiv auf die Liquidität unserer Aktie ausgewirkt und sollte mittelfristig auch auf den Kurs einen positiven Einfluss haben.

Die überdurchschnittliche Profitabilität unseres Unternehmens, das sehr niedrige KGV von rund 7 (bei einem Kurs von 24 EUR auf Basis der Consensus-Gewinnschätzung für das Jahr 2004) sowie die hervorragende Positionierung der Hannover Rück im Markt sind unserer Meinung nach Indikatoren für das bemerkenswerte Entwicklungspotenzial der Hannover Rück-Aktie.

Angaben zur Aktie

in EUR	30.6.2003	2002	2001	2000	1999	1998
Ergebnis je Aktie (verwässert) [1]	1,65	2,75	0,11	4,13	2,29	1,94
Ausschüttung je Aktie	–	0,85	–	0,77 [2]	0,68	0,65
Körperschaftsteuergutschrift	–	–	–	0,36	0,29	0,08
Bruttoausschüttung	–	0,85	–	1,21 [3]	0,97	0,73

1) Alle früheren Werte angepasst unter Berücksichtigung des Aktiensplits vom 15. Juli 2002 im Verhältnis 1:3
2) Auf jede für das Jahr 2000 voll eingezahlte Stückaktie
3) Inkl. Bonus von 0,08 EUR

International Securities Identification Number (ISIN):	DE 000 840 221 5
Aktionärsstruktur:	68,2 % Talanx AG (über deren Tochtergesellschaften HDI Verwaltungs-Service AG sowie Erste und Zweite HDI Beteiligungsgesellschaft mbH) 31,8 % Streubesitz
Kapitalmaßnahme vom 6. Juni 2002:	Erhöhung des Grundkapitals aus Gesellschaftsmitteln über 14.365.382,11 EUR ohne Ausgabe neuer Aktien
Aktiensplit vom 15. Juli 2002:	Verhältnis 1:3
Kapitalmaßnahme vom 12. Juni 2003:	Erhöhung des Grundkapitals durch Barkapitalerhöhung aus der Platzierung von 9.716.392 neuen Aktien sowie Sachkapitalerhöhung durch Ausgabe 13.716.814 neuer Aktien an die Talanx AG gegen Geschäftsanteile der HDI Re Ireland Ltd. (rückwirkend wirksam zum 1. Juli 2003)
Grundkapital zum 30. Juni 2003:	106.880.320,00 EUR
Zahl der Aktien zum 30. Juni 2003:	106.880.320 nennwertlose Namens-Stückaktien (Stammaktien)
Marktkapitalisierung zum 30. Juni 2003:	2.404,8 Mio. EUR

Mit dem Verlauf des ersten Halbjahrs 2003 sind wir sehr zufrieden. Wir konnten wiederum unser Ergebnis gegenüber dem Vorjahr deutlich steigern und somit das Potenzial der immer noch sehr vorteilhaften Rückversicherungsmärkte erneut in ein sehr gutes Unternehmensergebnis umsetzen. Dass unsere gebuchte Bruttoprämie gegenüber dem Vorjahresniveau leicht gefallen ist, kann – wie schon im ersten Quartal – in erheblichem Maß auf Wechselkurseffekte zurückgeführt werden, insbesondere auf die Erstarkung des Euro gegenüber dem US-Dollar im Jahresvergleich. Darüber hinaus ist dies das Ergebnis unserer Initiative „More from less" im Geschäftsfeld Schaden-Rückversicherung. Im Rahmen dieser Initiative haben wir uns von bestimmten Geschäftssegmenten getrennt und zudem die Übernahme des Rückversicherungsgeschäfts des HDI neu strukturiert.

Die gebuchte Bruttoprämie für den Konzern betrug in den ersten sechs Monaten des laufenden Geschäftsjahres 5.977,5 Mio. EUR und ist damit um 2,9 % gegenüber dem Vorjahreswert zurückgegangen (Vj. 6.154,3 Mio. EUR). Ohne negative Wechselkurseffekte wäre ein Anstieg um 10,1 % zu verzeichnen gewesen. Ein um 5,6 Prozentpunkte auf 69,8 % gestiegener Selbstbehalt hat dazu geführt, dass die verdiente Nettoprämie im Konzern dennoch um 9,4 % auf 3.638,9 Mio. EUR zunahm (Vj. 3.327,5 Mio. EUR).

Unser Kapitalanlageergebnis im zweiten Quartal – und somit auch im ersten Halbjahr 2003 – war sehr erfreulich. Erwartungsgemäß fielen im zweiten Quartal keine nennenswerten Abschreibungen auf Kapitalanlagen an. Im ersten Quartal hatten diese noch 75,3 Mio. EUR betragen. Im zweiten Quartal mussten dagegen lediglich 5,0 Mio. EUR auf Wertpapiere abgeschrieben werden – fast ausschließlich auf einzelne Aktienpositionen.

Im ersten Halbjahr 2003 haben wir ein operatives Ergebnis (EBIT) erzielen können, das mit 285,2 Mio. EUR knapp über dem Vorjahreswert angesiedelt war (284,3 Mio. EUR). Der Konzernüberschuss stieg dagegen deutlicher, nämlich um 11,0 % auf 162,4 Mio. EUR, nach 146,3 Mio. EUR im ersten Halbjahr 2002. Dies bedeutet einen Gewinn je Aktie von 1,65 EUR (Vj. 1,51 EUR).

Schaden-Rückversicherung

Der Markt für Schaden-Rückversicherungen bleibt weiterhin sehr attraktiv, dies hat der Verlauf des ersten Halbjahres 2003 deutlich gezeigt. Die Vertragserneuerungen zum 1. Januar und 1. April 2003 – hier wurden mehr als zwei Drittel unserer Verträge erneuert – sind sehr zufrieden stellend verlaufen. Die positiven Auswirkungen der Raten- und Konditionenverbesserungen, die in fast allen Bereichen erzielt werden konnten, führten zu einem ausgezeichneten Halbjahresergebnis für uns; wir konnten trotz rückläufiger Bruttoprämieneinnahmen den Halbjahresüberschuss steigern. Dies ist eine Bestätigung für unsere „More from less"-Initiative, im Zuge derer wir in der Schaden-Rückversicherung seit Anfang dieses Jahres bestrebt sind, uns noch deutlicher als in der Vergangenheit auf die profitablen Marktsegmente zu konzentrieren.

Der Rückgang der gebuchten Bruttoprämie im ersten Halbjahr 2003 um 20,2 % auf 2.659,2 Mio. EUR (3.334,2 Mio. EUR) basierte hauptsächlich auf zwei Faktoren, die bereits im ersten Quartal 2003 wirksam waren. Zum einen waren dies Wechselkurseffekte, insbesondere der signifikante Kursverfall des US-Dollars gegenüber dem Euro im Vergleich zum Vorjahreszeitraum. Währungseffekte machten 7,5 % des Rückgangs der Bruttoprämie aus. Zum anderen wurden 2003 als Folge von strategischen Weichenstellungen in zwei operativen Bereichen des Schaden-Rückversicherungsgeschäfts deutlich weniger Bruttoprämien eingenommen. Bei den Veränderungen handelte es sich erstens um das Rückversicherungsvolumen unseres Hauptaktionärs, des HDI, welches seit dem 1. Januar 2003 nicht mehr automatisch und vollständig von der Hannover Rück entweder in den Selbstbehalt übernommen oder über Retrozessionen am Markt platziert wird. Als präferierter Rückversicherer des HDI übernehmen wir seit Beginn des Jahres nur noch die Volumina, welche wir in unserem Selbstbehalt

tragen möchten. Die zweite grundsätzliche Änderung betrifft die Insurance Corporation of Hannover (ICH) in den USA, deren Engagement im Geschäftsfeld Schaden-Rückversicherung wir beendet haben. Da die Umstrukturierung der HDI-Rückversicherung lediglich das Bruttogeschäftsvolumen reduziert, sind die verdienten Nettoprämien zum ersten Halbjahr 2003 in weit geringerem Umfang zurückgegangen als die gebuchten Bruttoprämien – um 9,8 % auf 1.650,5 Mio. EUR (1.829,4 Mio. EUR).

Wir können auch zum Halbjahr weiterhin sehr zufrieden mit unserer Schadensituation sein. Im ersten Halbjahr 2003 waren lediglich drei Großschäden für die Hannover Rück zu verzeichnen. Es handelte sich hierbei um einen Flugzeugabsturz in den USA, ein Feuer in einer Produktionshalle in Österreich sowie eine Tornadoserie, ebenfalls in den USA, mit einer Nettoschadensumme von insgesamt 14,5 Mio. EUR (brutto 21,7 Mio. EUR) für die Hannover Rück. Die kombinierte Schaden-/Kostenquote hat sich gegenüber dem ersten Quartal 2003 (100,3 %) leicht auf 98,6 % verbessert. Dieser Wert ist um 3,0 Prozentpunkte höher als der des ersten Halbjahrs 2002 (95,6 %), wobei die Verschlechterung sich vor allem durch einen höheren Anteil des US-Haftpflichtgeschäfts an der Gesamtprämie begründet. Letzteres ist zwar auf Grund der damit verbundenen Anlageerträge sehr profitabel, führt aber durch seinen lang abwickelnden Charakter im ersten Jahr generell zu hohen Reservierungen und dadurch einer höheren Schaden-/Kostenquote. Wie auch in der Vergangenheit haben wir unser Neugeschäft im ersten Halbjahr 2003 gewohnt konservativ reserviert.

Das operative Ergebnis hat zum 30. Juni 2003 unter anderem auch von dem erfreulichen Kapitalanlageergebnis des zweiten Quartals profitiert. Nachdem im ersten Quartal – resultierend aus dem schwachen Kapitalanlageumfeld im Jahr 2002 und Anfang 2003 – noch hohe Abschreibungen und Wertberichtigungen insbesondere auf Aktien erforderlich geworden waren, blieb das zweite Quartal hiervon erwartungsgemäß fast gänzlich verschont. Darüber hinaus konnte sich das weiterhin sehr gut verlaufende Schaden-Rückversicherungsgeschäft mit einem ausgezeichneten versicherungstechnischen Cashflow positiv auf das Anlageergebnis auswirken. Unter dem Strich hat dies zu einem erfreulichen operativen Ergebnis (EBIT) von 182,6 Mio. EUR beigetragen, nur 7,0 % niedriger als die 196,2 Mio. EUR des außergewöhnlich starken Vorjahreszeitraums. Der Halbjahresüberschuss von 101,3 Mio. EUR ist um 11,7 % höher ausgefallen als im Vergleichszeitraum des Vorjahres (90,7 Mio. EUR), wozu allerdings auch eine im Vergleich zum Vorjahr niedrigere Steuerbelastung beigetragen hat. Der Gewinn je Aktie des Geschäftsfelds Schaden-Rückversicherung beträgt damit 1,03 EUR (Vj. 0,93 EUR).

Kennzahlen zur Schaden-Rückversicherung

in Mio. EUR	2003					2002	
	1.1.–31.3.	1.4.–30.6.	+/- Vorjahr	1.1.–30.6.	+/- Vorjahr	1.4.–30.6.	1.1.–30.6.
Gebuchte Bruttoprämien	1 478,7	1 180,5	-25,7 %	2 659,2	-20,2 %	1 589,7	3 334,2
Verdiente Nettoprämien	715,9	934,6	+15,0 %	1 650,5	-9,8 %	812,9	1 829,4
Versicherungstechnisches Ergebnis	-1,9	25,1	+698,0 %	23,2	-71,1 %	3,1	80,3
Operatives Ergebnis (EBIT)	52,5	130,1	+156,5 %	182,6	-7,0 %	50,7	196,2
Überschuss nach Steuern	34,6	66,7	+352,1 %	101,3	+11,7 %	14,7	90,7
Ergebnis je Aktie in EUR	0,35	0,68		1,03		0,15	0,93
Selbstbehalt	71,3 %	66,2 %		69,1 %		49,1 %	67,8 %
Kombinierte Schaden-/Kostenquote	100,3 %	97,3 %		98,6 %		99,6 %	95,6 %

Personen-Rückversicherung

Die gebuchte Bruttoprämie in der Personen-Rückversicherung lag zum 30. Juni 2003 mit 1.090,2 Mio. EUR fast genau auf dem Niveau des Vorjahres (1.098,5 Mio. EUR). Dieser Wert entspricht unserer Erwartung, die von einer gleich bleibenden Bruttoprämie für das Gesamtjahr 2003 ausgeht. Ohne negative Wechselkurseffekte wäre die Bruttoprämie allerdings um 11,8 % höher ausgefallen. Mittels einer Neuausrichtung unserer Retrozessionsstrukturen konnten wir die verdiente Nettoprämie jedoch um 8,6 % auf 865,9 Mio. EUR steigern (Vj. 797,3 Mio. EUR).

Im Halbjahresvergleich konnte das Kapitalanlageergebnis deutlich verbessert werden, nämlich um 52,9 % auf 109,8 Mio. EUR (Vj. 71,8 Mio. EUR). Ein starker Rückgang von Verlusten aus und Abschreibungen auf Kapitalanlagen hatte hier unterstützend gewirkt. Das operative Ergebnis (EBIT) allerdings lag mit 23,8 Mio. EUR nur um 5,6 % über dem Ergebnis des Vorjahres (22,5 Mio. EUR). Auf Grund besonders guter Ergebnisse bei der E+S Rück und unserer Tochter in Australien, der Hannover Life Re Australasia, stieg der Minderheitsaktionären zustehende Teil des Halbjahresergebnisses auf 6,3 Mio. EUR (Vj. Ertrag von 1,5 Mio. EUR). Dies führte dazu, dass der Überschuss in Höhe von 12,0 Mio. EUR den Vorjahreswert von 15,3 Mio. EUR nicht erreichen konnte. Das Geschäftsfeld Personen-Rückversicherung trug mit 0,12 EUR (0,16 EUR) zum Gewinn je Aktie bei.

Kennzahlen zur Personen-Rückversicherung

in Mio. EUR	2003					2002	
	1.1.–31.3.	1.4.–30.6.	+/- Vorjahr	1.1.–30.6.	+/- Vorjahr	1.4.–30.6.	1.1.–30.6.
Gebuchte Bruttoprämien	570,8	519,4	-0,3 %	1 090,2	-0,8 %	520,9	1098,5
Verdiente Nettoprämien	487,1	378,8	+34,5 %	865,9	+8,6 %	281,6	797,3
Operatives Ergebnis (EBIT)	15,9	7,9	-49,2 %	23,8	+5,6 %	15,6	22,5
Überschuss nach Steuern	9,6	2,4	-81,2 %	12,0	-21,6 %	12,6	15,3
Ergebnis je Aktie in EUR	0,10	0,02		0,12		0,13	0,16
Selbstbehalt	84,7 %	73,0 %		79,1 %		56,2 %	73,8 %

Finanz-Rückversicherung

Wie sich schon im ersten Quartal 2003 abgezeichnet hatte, konnte sich die Finanz-Rückversicherung auch im zweiten Quartal 2003 überaus positiv entwickeln. Die gebuchte Bruttoprämie stieg im ersten Halbjahr um 82,9 % auf 923,3 Mio. EUR, von 504,7 Mio. EUR im Vorjahreszeitraum. Es wurde somit bereits der Neunmonatswert des Vorjahres (732,6 Mio. EUR) klar übertroffen. Unsere Erwartung, dass die Finanz-Rückversicherung das einzige Geschäftsfeld sein dürfte, welches 2003 eine deutliche Prämiensteigerung zu verzeichnen haben wird, wurde bestätigt. Ohne negative Währungseinflüsse hätte der Anstieg der Bruttoprämie zum Halbjahr sogar 109,5 % betragen. Die verdiente Nettoprämie im ersten Halbjahr 2003 betrug 644,7 Mio. EUR, dies bedeutet einen Zuwachs von 111,5 % gegenüber dem Vorjahreszeitraum (304,9 Mio. EUR).

Das Geschäftsfeld Finanz-Rückversicherung war im ersten Halbjahr geprägt von einer veränderten Bestandszusammensetzung hin zu risikoärmerem europäischen und amerikanischen proportionalen Geschäft. Das operative Ergebnis (EBIT) konnte um sehr erfreuliche 30,8 % auf 37,8 Mio. EUR gesteigert werden (Vj. 28,9 Mio. EUR). Nach Steuern erreichten wir zum Halbjahr

einen Überschuss von 24,9 Mio. EUR, was einer Steigerung von 18,6 % gegenüber den 21,0 Mio. EUR des Vorjahreszeitraums entspricht. Der Gewinn je Aktie in der Finanz-Rückversicherung entsprach zum Halbjahr 2003 somit 0,25 EUR (Vj. 0,22 EUR).

Kennzahlen zur Finanz-Rückversicherung

in Mio. EUR	2003					2002	
	1.1.–31.3.	1.4.–30.6.	+/- Vorjahr	1.1.–30.6.	+/- Vorjahr	1.4.–30.6.	1.1.–30.6.
Gebuchte Bruttoprämien	457,6	465,7	+61,9 %	923,3	+82,9 %	287,6	504,7
Verdiente Nettoprämien	236,5	408,2	+105,5 %	644,7	+111,5 %	198,6	304,9
Operatives Ergebnis (EBIT)	17,7	20,1	-1,6 %	37,8	+30,8 %	20,5	28,9
Überschuss nach Steuern	12,8	12,1	-18,7 %	24,9	+18,6 %	14,9	21,0
Ergebnis je Aktie in EUR	0,13	0,12		0,25		0,16	0,22
Selbstbehalt	94,0 %	98,7 %		96,4 %		79,8 %	88,1 %

Programmgeschäft

Das Programmgeschäft steuerte zum ersten Halbjahr 2003 eine Bruttoprämie von 1.304,9 Mio. EUR bei. Dies entspricht einer Steigerung von 7,2 % gegenüber dem Vorjahreswert von 1.216,8 Mio. EUR; ohne negative Währungseffekte hätte das Wachstum sogar 29,8 % betragen. Der Selbstbehalt wurde kontinuierlich weiter erhöht auf nunmehr 44,7 % (Vj. 35,9 %). Die verdiente Nettoprämie wuchs dadurch überproportional stark, nämlich um 20,7 % auf 477,7 Mio. EUR (395,9 Mio. EUR).

Eine leicht angestiegene kombinierte Schaden-/Kostenquote von 94,0 % gegenüber 90,8 % zum Halbjahr 2002 führte dazu, dass das versicherungstechnische Ergebnis mit 28,6 Mio. EUR um 21,1 % niedriger ausfiel als im Vorjahreszeitraum. Demgegenüber standen im ersten Halbjahr 2002 jedoch höhere Erträge aus den Kapitalanlagen, so dass dieser Effekt mehr als ausgeglichen und letztlich mit 41,2 Mio. EUR ein um 12,0 % höheres operatives Ergebnis (EBIT) erreicht werden konnte (Vj. 36,8 Mio. EUR). Dies führte auch zu einem sehr guten Resultat beim Überschuss nach Steuern, welcher um 24,9 % auf 24,1 Mio. EUR anwuchs, nach 19,3 Mio. EUR zum Halbjahr 2002. Das Programmgeschäft lieferte somit zum Halbjahr einen Gewinn je Aktie von 0,25 EUR (Vj. 0,20 EUR).

Kennzahlen zum Programmgeschäft

in Mio. EUR	2003					2002	
	1.1.–31.3.	1.4.–30.6.	+/- Vorjahr	1.1.–30.6.	+/- Vorjahr	1.4.–30.6.	1.1.–30.6.
Gebuchte Bruttoprämien	645,1	659,8	+14,4 %	1 304,9	+7,2 %	576,5	1 216,8
Verdiente Nettoprämien	236,4	241,3	+24,4 %	477,7	+20,7 %	193,9	395,9
Versicherungstechnisches Ergebnis	18,6	10,0	-55,0 %	28,6	-21,1 %	22,2	36,3
Operatives Ergebnis (EBIT)	22,9	18,3	-21,5 %	41,2	+12,0 %	23,3	36,8
Überschuss nach Steuern	14,1	10,0	-28,5 %	24,1	+24,9 %	13,9	19,3
Ergebnis je Aktie in EUR	0,15	0,10		0,25		0,14	0,20
Selbstbehalt	44,8 %	44,7 %		44,7 %		39,3 %	35,9 %
Kombinierte Schaden-/Kostenquote	92,1 %	95,9 %		94,0 %		88,5 %	90,8 %

Kapitalanlageergebnis

Nachdem im ersten Quartal 2003 die Kapitalmärkte noch von zahlreichen negativen Einflüssen geprägt waren, die historische Aktienkurs-Tiefststände mit sich brachten, änderte sich die Situation im zweiten Quartal doch beträchtlich, und sowohl Aktien als auch festverzinsliche Wertpapiere konnten zum Teil erhebliche Kursgewinne verzeichnen. Dementsprechend positiv entwickelten sich auch unsere Kapitalanlagen. Abschreibungen auf Wertpapiere waren im zweiten Quartal nur noch in sehr geringem Ausmaß notwendig. Sie betrugen 5,0 Mio. EUR, fast ausschließlich auf einzelne Aktienpositionen, nach 75,3 Mio. EUR im ersten Quartal (davon 46,0 Mio. EUR auf Aktien).

Im Gegensatz zum ersten Halbjahr 2002 wurden zum 30. Juni des Berichtsjahres mit 16,8 Mio. EUR bedeutend weniger Verluste aus dem Abgang von Kapitalanlagen realisiert (Vj. 67,8 Mio. EUR). Im Gegenzug konnten wir durch den Verkauf von Aktien und insbesondere festverzinslichen Wertpapieren gegen Ende des Berichtszeitraumes 87,5 Mio. EUR Gewinne realisieren, nach 73,3 Mio. im Vorjahr. Vor allem auf Grund gestiegener Depotzinserträge, aber auch wegen des als Folge des starken versicherungstechnischen Cashflows angewachsenen Kapitalanlagevolumens, konnten wir unsere ordentlichen Kapitalanlageerträge um 10,2 % auf 526,1 Mio. EUR steigern (477,3 Mio. EUR). Dies ist ein exzellentes Ergebnis angesichts der im Berichtszeitraum zum Teil stark gefallenen Wertpapierzinsen. Vor diesem Hintergrund konnte auch unser Netto-Kapitalanlageergebnis um 27,9 % auf 486,2 Mio. EUR zum Halbjahr 2003 anwachsen (Vj. 380,1 Mio. EUR).

Ausblick

Wir sind mit dem bisherigen Verlauf des Geschäftsjahres sehr zufrieden. Wir liegen klar im Plan, in Teilbereichen sogar darüber, und können somit unsere wesentlichen Zielsetzungen für das Jahr 2003 erneut bestätigen.

In der *Schaden-Rückversicherung* hat es sich gezeigt, dass der vorteilhafte Markt wie erwartet weiter andauert, und wir konnten auch im weiteren Verlauf des Berichtsjahrs sehr zufriedenstellende Vertragserneuerungen erzielen. Wir nehmen in Kauf, dass die Bruttoprämie in der Schaden-Rückversicherung als Folge unseres aktiven Zyklus-Managements, wegen der negativen Wechselkurseffekte sowie auf Grund der strategischen Entscheidungen der „More from less"-Initiative voraussichtlich nicht ansteigen wird. Vorausgesetzt, das zweite Halbjahr bringt uns eine durchschnittliche Großschadenentwicklung, so sollte der Ergebnisbeitrag des Geschäftsfeldes Schaden-Rückversicherung gegenüber 2002 erneut steigen. Wir gehen außerdem weiterhin von einer kombinierten Schaden-/Kostenquote von maximal 100 % für das Gesamtjahr aus.

In der *Personen-Rückversicherung* erwarten wir langfristig eine zunehmende Nachfrage nach individuellen Hinterbliebenen- und Altersvorsorgeprodukten. Wie auch in den Vorjahren gehen wir davon aus, dass das zweite Halbjahr deutlich stärker zum Ergebnis beitragen wird als das erste Halbjahr. Für den Rest des Jahres erwarten wir eine ähnliche Prämienentwicklung wie im ersten Halbjahr und rechnen mit einer deutlichen Steigerung des operativen Ergebnisses und des Jahresüberschusses.

Die Nachfrage nach den individuellen Lösungen der *Finanz-Rückversicherung* wird unserer Meinung nach weiterhin zunehmen. Als bekannter Anbieter mit hoher Reputation, bedeutendem Marktanteil und langjähriger Erfahrung werden wir auch in Zukunft stark von dieser Entwicklung profitieren. Wir erwarten in diesem Geschäftsfeld eine deutlich zweistellige Bruttoprämiensteigerung sowie einen höheren Ergebnisbeitrag.

Im *Programmgeschäft* rechnen wir damit, dass sich die durchgeführten organisatorischen Veränderungen bewähren werden und insbesondere Clarendon zukünftig sehr positive Ergebnisbeiträge liefern wird. Die Optimierung der Portefeuilles steht auch hier besonders im Blickpunkt. Angesichts dessen erwarten wir eine Bruttoprämie etwa auf Vorjahresniveau und einen leicht höheren Jahresüberschuss.

Wir haben im ersten Halbjahr 2003 zwei gegenläufige Trends bezüglich unserer *Kapitalanlagen* beobachten können. Einerseits gehen wir davon aus, dass unser Kapitalanlagevolumen als Folge starker versicherungstechnischer Cashflows weiter steigen wird. Die erzielbaren Renditen auf den Kapitalmärkten hingegen waren im ersten Halbjahr stark rückläufig. Vom deutlichen Zinsanstieg im Juli konnten wir bei der Neuanlage liquider Mittel und durch die Umschichtung unseres Portefeuilles profitieren. Insgesamt erwarten wir ein Nettokapitalanlageergebnis, welches sich in etwa auf Vorjahreshöhe bewegt; hierzu werden Depotzinsen nicht unwesentlich beitragen. Sofern es zu keinen erneuten signifikanten Kursrückgängen an den internationalen Börsen kommt, rechnen wir nicht mit weiterem systematischen Abschreibungsbedarf auf unser Aktienportefeuille und erwarten ein ausgeglichenes außerordentliches Ergebnis.

Konzernausblick

Insgesamt gehen wir von einem sehr erfolgreichen Geschäftsjahr 2003 aus. Wenn es im zweiten Halbjahr zu keinen unvorhergesehenen negativen Entwicklungen an den Kapitalmärkten und auch zu keiner Großschadenhäufung über dem langjährigen Durchschnitt kommt, so erwarten wir nach wie vor, einen Konzernjahresüberschuss zwischen 320 Mio. EUR und 350 Mio. EUR zu erzielen (2,90 EUR bis 3,20 EUR je Aktie). Dies sollte bei einem Bruttoprämienvolumen erfolgen, das sich unserer heutigen Einschätzung nach etwa auf Vorjahresniveau bewegen dürfte.

QUARTALSABSCHLUSS
des Hannover Rück-Konzerns

KONZERNBILANZ
zum 30. Juni 2003

Aktiva in TEUR	30.6.2003	31.12.2002
Festverzinsliche Wertpapiere – Dauerbestand	355 878	356 333
Festverzinsliche Wertpapiere – dispositiver Bestand	9 331 363	9 140 755
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	634 346	717 745
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – Handelsbestand	28 316	5 493
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	254 425	265 858
Sonstige Kapitalanlagen	633 300	676 563
Kurzfristige Anlagen	1 303 637	874 027
Gesamte Kapitalanlagen ohne laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand	12 541 265	12 036 774
Laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand	750 927	671 866
Kapitalanlagen	13 292 192	12 708 640
Anteil der Rückversicherer an der Rückstellung für Prämienüberträge	726 568	739 487
Anteil der Rückversicherer an der Deckungsrückstellung	448 599	489 784
Anteil der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle	5 841 021	6 179 896
Anteile der Rückversicherer an sonstigen Rückstellungen	30 767	41 902
Abgegrenzte Abschlusskosten	1 655 662	1 321 961
Abrechnungsforderungen	4 066 938	3 809 631
Depotforderungen	7 093 959	7 597 206
Geschäfts- und Firmenwert	219 134	233 883
Sonstige Vermögensgegenstände	714 033	280 893
Abgegrenzte Zinsen und Mieten	175 983	175 688
	34 264 856	33 578 971

Passiva in TEUR	30.6.2003	31.12.2002
Rückstellung für noch nicht abgewickelte Versicherungsfälle	18 528 893	18 836 651
Deckungsrückstellung	4 112 196	4 136 701
Rückstellung für Prämienüberträge	2 814 504	2 411 591
Rückstellungen für Gewinnanteile	126 124	143 120
Sonstige versicherungstechnische Rückstellungen	2 860	7 870
Abrechnungsverbindlichkeiten	1 896 959	1 936 514
Depotverbindlichkeiten	1 502 766	1 630 200
Depotverbindlichkeiten aus Finanzierungsgeschäften	494 254	184 884
Ausgleichsposten für Anteile der anderen Gesellschafter	440 859	400 426
Andere Verbindlichkeiten	502 034	480 540
Steuerverbindlichkeiten	181 194	110 311
Rückstellung für latente Steuern	737 597	742 078
Begebene Anleihen	699 106	698 792
Genussrechtskapital	117 597	119 831
Verbindlichkeiten	32 156 943	31 839 509
Eigenkapital		
Gezeichnetes Kapital	106 880	97 164
Nominalwert 106 880 Genehmigtes Kapital 38 784		
Kapitalrücklagen	584 325	374 451
Kumulierte, nicht ergebniswirksame Eigenkapitalanteile		
Nicht realisierte Kursgewinne/-verluste aus Kapitalanlagen abzüglich latenter Steuern	182 627	43 127
Gewinne und Verluste aus der Währungsumrechnung abzüglich latenter Steuern	-264 695	-100 276
Übrige kumulierte, nicht ergebniswirksame Eigenkapitalveränderungen	-49 283	-54 295
Summe nicht ergebniswirksame Eigenkapitalanteile	-131 351	-111 444
Gewinnrücklagen		
Anfangsbestand	1 379 291	1 243 334
Überschuss	162 374	267 172
Gezahlte Dividende	-82 589	–
Sonstige Veränderungen	88 983	-131 215
	1 548 059	1 379 291
Eigenkapital	2 107 913	1 739 462
	34 264 856	33 578 971

KONZERN-GEWINN- UND VERLUSTRECHNUNG
für die Zeit vom 1. Januar bis 30. Juni 2003

in TEUR	1.4.–30.6.2003	1.1.–30.6.2003	1.1.–30.6.2002
Gebuchte Bruttoprämien	2 825 411	5 977 526	6 154 259
Gebuchte Rückversicherungsprämien	909 751	1 804 452	2 201 646
Veränderung der Bruttoprämienüberträge	36 634	-545 499	-682 794
Veränderung des Anteils der Rückversicherer an den Bruttoprämienüberträgen	10 621	11 283	57 643
Verdiente Prämien für eigene Rechnung	1 962 915	3 638 858	3 327 462
Ordentliche Kapitalanlageerträge	265 907	526 115	477 300
Realisierte Gewinne aus dem Abgang von Kapitalanlagen	41 882	87 460	73 331
Realisierte Verluste aus dem Abgang von Kapitalanlagen	12 395	16 768	67 806
Unrealisierte Gewinne und Verluste aus Kapitalanlagen	-228	-3 928	-15 061
Sonstige Kapitalanlageaufwendungen/Abschreibungen	16 962	106 654	87 684
Kapitalanlageergebnis	278 204	486 225	380 080
Sonstige versicherungstechnische Erträge	14 712	18 165	12 124
Erträge insgesamt	2 255 831	4 143 248	3 719 666
Aufwendungen für Versicherungsfälle	1 580 203	2 874 886	2 593 325
Veränderung der Deckungsrückstellung	79 192	207 060	72 240
Aufwendungen für Provisionen und Gewinnanteile	262 251	523 394	528 561
Sonstige Abschlusskosten	1 664	5 626	1 294
Sonstige versicherungstechnische Aufwendungen	29 597	53 039	58 599
Aufwendungen für den Versicherungsbetrieb	64 032	126 326	114 711
Versicherungstechnische Aufwendungen für eigene Rechnung	2 016 939	3 790 331	3 368 730
Übriges Ergebnis	-62 602	-67 676	-66 589
Operatives Ergebnis (EBIT)	176 290	285 241	284 347
Zinsen auf Hybridkapital	13 583	26 926	30 232
Ergebnis vor Steuern	162 707	258 315	254 115
Steueraufwand	51 085	68 599	86 101
Anderen Gesellschaftern zustehendes Ergebnis	-20 411	-27 342	-21 672
Überschuss	91 211	162 374	146 342

in TEUR	1.4.–30.6.2003	1.1.–30.6.2003	1.1.–30.6.2002
Nicht ergebniswirksame Veränderungen des Eigenkapitals			
Veränderungen der nicht realisierten Kursgewinne/ -verluste aus Kapitalanlagen	153 791	139 500	-17 847
Gewinn/Verlust aus Währungsumrechnungen	-22 759	-164 419	-48 968
Übrige nicht ergebniswirksame Eigenkapitalveränderungen	-7 404	5 012	463
Gesamt	214 839	142 467	79 990
Ergebnis je Aktie			
Gewinn je Aktie in EUR	0,92	1,65	1,51

KAPITALFLUSSRECHNUNG

zum 30. Juni 2003

in TEUR	1.1.–30.6.2003	1.1.–30.6.2002
I. Kapitalfluss aus laufender Geschäftstätigkeit		
Konzernergebnis nach Steuern	162 374	146 342
Abschreibungen/Zuschreibungen	95 542	72 510
Realisierte Gewinne/Verluste aus dem Abgang von Kapitalanlagen	-70 692	-5 525
Amortisationen	402	-5 123
Auf Minderheiten entfallendes Ergebnis	27 342	21 672
Veränderungen der Depotforderungen/-verbindlichkeiten	-72 485	-616 371
Veränderung der Rückstellungen für Prämienüberträge	510 932	537 906
Veränderung der Steuerforderungen/-verbindlichkeiten	39 299	15 789
Veränderung der Deckungsrückstellungen	219 567	57 114
Veränderung der Rückstellungen für noch nicht abgewickelte Versicherungsfälle	753 481	1 333 226
Veränderung der abgegrenzten Abschlusskosten	-385 020	-249 019
Veränderung der übrigen versicherungstechnischen Rückstellungen	-1 959	-55 572
Veränderung der Abrechnungssalden	-425 488	-562 960
Veränderung der sonstigen Vermögensgegenstände und Verbindlichkeiten	-393 256	-119 303
Kapitalfluss aus laufender Geschäftstätigkeit	460 039	570 686
II. Kapitalfluss aus Investitionstätigkeit		
Festverzinsliche Wertpapiere – Dauerbestand		
Fällige Papiere	–	2 689
Käufe	–	-120 000
Festverzinsliche Wertpapiere – dispositiver Bestand		
Fällige Papiere, Verkäufe	2 679 985	2 032 817
Käufe	-3 136 342	-2 363 615
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand		
Verkäufe	117 084	101 557
Zukäufe	-80 013	-181 999
Andere Kapitalanlagen		
Verkäufe	18 239	54 892
Zukäufe	-15 992	-126 322
Verbundene Unternehmen und Beteiligungen		
Verkäufe	2 106	1 419
Neuerwerb	-6 212	-15 700
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken		
Verkäufe	–	–
Neuerwerb	-545	-1 309
Kurzfristige Kapitalanlagen		
Veränderung	-446 358	-31 213
Übrige Veränderungen	-9 407	-55 584
Kapitalfluss aus Investitionstätigkeit	-877 455	-702 368

in TEUR	1.1.–30.6.2003	1.1.–30.6.2002
III. Kapitalfluss aus Finanzierungstätigkeit		
Gezahlte Dividende	-82 589	–
Veränderungen der Depotforderungen/-verbindlichkeiten aus Finanzierungsgeschäften	311 928	34 663
Einzahlung aus Kapitalmaßnahmen	219 590	–
Veränderung der begebenen Anleihen	30 179	–
Andere Veränderungen	-8 982	-21 672
Kapitalfluss aus Finanzierungstätigkeit	470 126	12 991
IV. Währungskursdifferenzen	26 351	51 614
Summe der Kapitalzu- und abflüsse (Summe I+II+III+IV)	79 061	-67 077
Flüssige Mittel am Anfang der Periode	671 866	830 659
Veränderung der flüssigen Mittel laut Kapitalflussrechnung	79 061	-67 077
Flüssige Mittel am Ende der Periode	750 927	763 582
Ertragsteuern	-16 383	-16 198
Zinszahlungen	-66 743	-74 500

SEGMENTBERICHTERSTATTUNG
zum 30. Juni 2003

In der nachfolgenden Tabelle haben wir die versicherungstechnischen Aktiva und Passiva zum 30. Juni 2003 und zum 31. Dezember 2002 nach Eliminierung der konzerninternen segmentübergreifenden Geschäftsvorfälle unseren Segmenten zugeordnet.

Aufteilung zu versicherungstechnischen Aktiva- und Passiva-Positionen

in TEUR	Schaden-Rückversicherung		Personen-Rückversicherung	
	30.6.2003	31.12.2002	30.6.2003	31.12.2002
Aktiva				
Anteile der Rückversicherer an den Prämienüberträgen	146 850	94 365	1 454	1 523
Abgegrenzte Abschlusskosten (netto)	273 896	250 988	1 217 049	963 961
Anteile der Rückversicherer an den Deckungsrückstellungen	–	–	448 599	489 784
Anteile der Rückversicherer an den Schadenrückstellungen und sonstigen Rückstellungen	3 038 180	3 073 835	103 538	112 513
Depotforderungen	205 565	252 479	3 207 215	3 329 560
Gesamt	3 664 491	3 671 667	4 977 855	4 897 341
Passiva				
Schadenrückstellungen	8 828 500	8 954 985	983 719	934 142
Deckungsrückstellung	–	–	4 112 196	4 136 701
Rückstellung für Prämienüberträge	1 311 751	1 124 308	17 091	21 522
Übrige versicherungstechnische Rückstellungen	91 399	110 872	23 346	20 437
Depotverbindlichkeiten	903 675	986 831	272 211	343 819
Gesamt	11 135 325	11 176 996	5 408 563	5 456 621

Finanz-Rückversicherung		Programmgeschäft		Gesamt	
30.6.2003	31.12.2002	30.6.2003	31.12.2002	30.6.2003	31.12.2002
15 568	86	562 696	643 513	726 568	739 487
55 532	25 604	109 185	81 408	1 655 662	1 321 961
–	–	–	–	448 599	489 784
445 558	632 218	2 284 512	2 403 232	5 871 788	6 221 798
3 680 285	4 012 475	894	2 692	7 093 959	7 597 206
4 196 943	4 670 383	2 957 287	3 130 845	15 796 576	16 370 236
5 395 538	5 544 198	3 321 136	3 403 326	18 528 893	18 836 651
–	–	–	–	4 112 196	4 136 701
355 216	103 913	1 130 446	1 161 848	2 814 504	2 411 591
14 239	19 681	–	–	128 984	150 990
20 238	24 164	306 642	275 386	1 502 766	1 630 200
5 785 231	5 691 956	4 758 224	4 840 560	27 087 343	27 166 133

SEGMENTBERICHTERSTATTUNG
zum 30. Juni 2003

Aufteilung der Gewinn- und Verlustrechnung

in TEUR	Schaden-Rückversicherung		Personen-Rückversicherung	
	1.1.–30.6.2003	1.1.–30.6.2002	1.1.–30.6.2003	1.1.–30.6.2002
Gebuchte Bruttoprämien	2 659 212	3 334 200	1 090 192	1 098 503
Verdiente Prämien für eigene Rechnung	1 650 548	1 829 422	865 900	797 266
Aufwendungen für Versicherungsfälle für eigene Rechnung	1 308 699	1 303 225	544 236	592 109
Veränderung der Deckungsrückstellung für eigene Rechnung	–	–	-207 060	-72 240
Aufwendungen für Provisionen und Gewinnanteile und das sonstige versicherungstechnische Ergebnis für eigene Rechnung	264 228	393 241	153 495	146 525
Kapitalanlageergebnis	199 606	153 046	109 844	71 830
Aufwendungen für den Versicherungsbetrieb	54 436	52 617	28 558	20 897
Übriges Ergebnis	-40 225	-37 162	-18 631	-14 817
Operatives Ergebnis (EBIT)	182 566	196 223	23 764	22 508
Zinsen auf Hybridkapital	18 795	22 115	2 603	2 410
Ergebnis vor Steuern	163 771	174 108	21 161	20 098
Steueraufwand	45 151	63 777	2 835	6 264
Anderen Gesellschaftern zustehendes Ergebnis	-17 271	-19 609	-6 311	1 481
Überschuss	101 349	90 722	12 015	15 315

Finanz-Rückversicherung		Programmgeschäft		Gesamt	
1.1.–30.6.2003	1.1.–30.6.2002	1.1.–30.6.2003	1.1.–30.6.2002	1.1.–30.6.2003	1.1.–30.6.2002
923 251	504 714	1 304 871	1 216 842	5 977 526	6 154 259
644 695	304 851	477 715	395 923	3 638 858	3 327 462
644 366	410 828	377 585	287 163	2 874 886	2 593 325
–	–	–	–	-207 060	-72 240
116 179	4 687	29 992	31 877	563 894	576 330
156 270	138 568	20 505	16 636	486 225	380 080
1 841	647	41 491	40 550	126 326	114 711
-826	1 602	-7 994	-16 212	-67 676	-66 589
37 753	28 859	41 158	36 757	285 241	284 347
1 938	921	3 590	4 786	26 926	30 232
35 815	27 938	37 568	31 971	258 315	254 115
7 115	4 889	13 498	11 171	68 599	86 101
-3 760	-2 018	–	-1 526	-27 342	-21 672
24 940	21 031	24 070	19 274	162 374	146 342

ERLÄUTERUNGEN

1. Allgemeine Aufstellungsgrundsätze

Die Hannover Rückversicherung AG (Hannover Rück) gehört zur Talanx AG, die wiederum zu 100 % dem HDI Haftpflichtverband der Deutschen Industrie V.a.G (HDI) gehört. Der HDI ist nach §§ 341 i ff. HGB verpflichtet, einen Konzernabschluss aufzustellen. In diesen Konzernabschluss sind die Abschlüsse der Hannover Rück und deren Tochterunternehmen einbezogen. Mit Wirkung vom 19. Juli 2002 wurde das HGB geändert. Demnach entfällt gemäß § 291 Abs. 3 Nr. 1 HGB für den Konzernabschluss der Hannover Rück die befreiende Wirkung des Konzernabschlusses der Muttergesellschaft.

Der Konzernabschluss der Hannover Rück wurde vollumfänglich entsprechend den amerikanischen Rechnungslegungsvorschriften (United States Generally Accepted Accounting Principles „US GAAP") erstellt.

Alle vom Financial Accounting Standards Board (FASB) bis zum 30. Juni 2003 verabschiedeten Statements of Financial Accounting Standards (SFAS), deren Anwendung für das Geschäftsjahr 2003 bindend sind, haben wir in dem Konzernabschluss berücksichtigt.

Die Quartalsergebnisse von Rückversicherungsunternehmen und damit auch die der Hannover Rück sind aus verschiedenen Gründen kein zuverlässiger Indikator für das Gesamtergebnis des Geschäftsjahres. Schäden aus Naturkatastrophen und anderen Großschäden belasten das Ergebnis der Berichtsperiode, in der sie eintreten. Daneben können auch Nachmeldungen für große Schadenereignisse zu erheblichen Schwankungen der einzelnen Quartalsergebnisse führen. Gewinne und Verluste aus der Veräußerung von Kapitalanlagen werden in dem Quartal bilanziert, in dem die Anlagen veräußert werden.

2. Grundlagen der Rechnungslegung einschließlich Bilanzierungs- und Bewertungsmethoden

Die in den Konzernabschluss einbezogenen Quartalsabschlüsse der konsolidierten Gesellschaften wurden zum Stichtag 30. Juni 2003 aufgestellt. Im Übrigen verweisen wir auf die entsprechenden Angaben im Konzernabschluss zum 31. Dezember 2002.

3. Konsolidierungskreis und -grundsätze

Konsolidierungskreis

Der Konsolidierungskreis ist gegenüber dem 31. Dezember 2002 unverändert gelieben.

Kapitalkonsolidierung

Die Kapitalkonsolidierung erfolgt nach dem „Purchase Accounting" (vergleichbar der deutschen Neubewertungsmethode). Die Anschaffungskosten der Muttergesellschaft werden hierbei mit dem anteiligen Eigenkapital der Tochtergesellschaft verrechnet, das sich zum Zeitpunkt der erstmaligen Einbeziehung in den Konzernabschluss nach der Neubewertung sämtlicher Vermögensgegenstände und Schulden ergibt. Nach Aktivierung aller erworbenen immateriellen Vermögensgegenstände, die gemäß SFAS 141 getrennt von einem Geschäfts- oder Firmenwert („Goodwill") zu bilanzieren sind, wird der Un-

terschiedsbetrag zwischen dem neu bewerteten Eigenkapital der Tochtergesellschaft und dem Kaufpreis als Geschäfts- oder Firmenwert aktiviert. Geringwertige und „negative Goodwills" wurden im Jahr der Entstehung ertragswirksam verrechnet. Soweit Anteile am Eigenkapital Konzernfremden zustehen, werden diese Anteile separat ausgewiesen. Der Anteil Konzernfremder am Ergebnis wird in der Gewinn- und Verlustrechnung vom Ergebnis abgesetzt und beträgt zum 30. Juni 2003 27.342 TEUR (21.672 TEUR).

Schuldenkonsolidierung

Die Forderungen und Verbindlichkeiten zwischen den in den Konzernabschluss einbezogenen Unternehmen wurden gegeneinander aufgerechnet.

Aufwands- und Ertragskonsolidierung

Die Auswirkungen konzerninterner Geschäftsvorfälle wurden eliminiert.

4. Erläuterungen zu den einzelnen Posten der Bilanz und Gewinn- und Verlustrechnung

4.1 Kapitalanlagen einschließlich der Erträge und Aufwendungen

Die Bewertung der Kapitalanlagen erfolgte gemäß SFAS 115 „Accounting for Certain Investments in Debt and Equity Securities". Die Zuordnung und Bewertung der Kapitalanlagen orientiert sich an der Anlageintention.

Festverzinsliche Wertpapiere, die bis zur Endfälligkeit der Anlagen im Bestand des Konzerns verbleiben (Held-To-Maturity), werden zu Anschaffungskosten zuzüglich bzw. abzüglich erfolgswirksamer Amortisationen bewertet (Amortised Costs). Die Amortisationen ergeben sich aus der Differenz zwischen den Nennwerten und den Anschaffungskosten und werden auf die jeweiligen Restlaufzeiten der festverzinslichen Wertpapiere verteilt.

Festverzinsliche Wertpapiere, die jederzeit veräußerbar sind, bei denen jedoch keine unmittelbare Verkaufsabsicht besteht (Available-For-Sale), werden zum Marktwert bewertet. Die Zuschreibung der Differenz zwischen Marktwert und den fortgeführten Anschaffungskosten (Amortised Costs) erfolgt ergebnisneutral.

Festverzinsliche Wertpapiere des Handelsbestands (Trading) werden zum Marktwert bewertet. Die Differenz zwischen dem Marktwert und den fortgeführten Anschaffungskosten wird ergebniswirksam berücksichtigt.

Wertpapiere, deren Marktwerte dauerhaft unter die fortgeführten Anschaffungskosten sinken, werden ergebniswirksam auf den Zeitwert abgeschrieben.

Die sonstigen Kapitalanlagen enthalten im Wesentlichen Anteile an „Private Equity"-Limited Partnerships.

Laufzeiten der festverzinslichen Wertpapiere des Dauerbestands und des dispositiven Bestands zu den Stichtagen 30. Juni 2003 und 31. Dezember 2002

in TEUR	30.6.2003		31.12.2002	
	Fortgeführte Anschaffungskosten	Marktwert	Fortgeführte Anschaffungskosten	Marktwert
Dauerbestand				
innerhalb eines Jahres	51 001	51 829	30 608	31 382
zwischen einem und fünf Jahren	153 194	166 462	173 937	187 824
zwischen fünf und zehn Jahren	130 000	142 709	130 000	138 330
nach mehr als zehn Jahren	21 683	23 745	21 788	24 057
Gesamt	355 878	384 745	356 333	381 593
Dispositiver Bestand				
innerhalb eines Jahres	1 198 945	1 208 716	1 279 481	1 289 054
zwischen einem und fünf Jahren	5 145 667	5 316 596	4 380 831	4 515 430
zwischen fünf und zehn Jahren	1 506 978	1 620 850	2 059 290	2 142 071
nach mehr als zehn Jahren	1 141 368	1 185 201	1 161 819	1 194 200
Gesamt	8 992 958	9 331 363	8 881 421	9 140 755

Die tatsächlichen Restlaufzeiten können im Einzelfall von den vereinbarten Restlaufzeiten abweichen, wenn Schuldnern das Recht zusteht, ihre Verbindlichkeiten mit oder ohne Ablöseentschädigungen zu kündigen oder vorzeitig zu tilgen.

Fortgeführte Anschaffungskosten sowie unrealisierte Gewinne und Verluste aus dem Dauerbestand der Kapitalanlagen (Held-To-Maturity)

30.6.2003 in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwerte
Dauerbestand				
Festverzinsliche Wertpapiere				
Schuldtitel von Unternehmen	238 092	17 888	–	255 980
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	87 786	8 810	–	96 596
Andere Wertpapiere	30 000	2 169	–	32 169
Gesamt	355 878	28 867	–	384 745

31.12.2002 in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwerte
Dauerbestand				
Festverzinsliche Wertpapiere				
Schuldtitel von Unternehmen	238 466	16 413	–	254 879
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	87 867	7 560	–	95 427
Andere Wertpapiere	30 000	1 601	314	31 287
Gesamt	356 333	25 574	314	381 593

Fortgeführte Anschaffungskosten und unrealisierte Gewinne und Verluste aus dem dispositiven und Handelsbestand der Kapitalanlagen (Available-For-Sale und Trading)

30.6.2003 in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwerte
Dispositiver Bestand				
Festverzinsliche Wertpapiere				
Schuldtitel von EU-Mitgliedstaaten	1 600 184	48 293	100	1 648 377
Schuldtitel der US-Regierung	1 231 057	34 536	193	1 265 400
Schuldtitel anderer ausländischer Staaten	571 508	21 981	763	592 726
Schuldtitel von Unternehmen	3 536 338	183 075	17 454	3 701 959
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	1 064 654	39 390	9 944	1 094 100
Aus Investmentfonds	564 528	16 710	645	580 593
Andere Wertpapiere	424 689	24 592	1 073	448 208
	8 992 958	368 577	30 172	9 331 363
Dividendentitel				
Aktien	171 773	13 505	33 421	151 857
Aus Investmentfonds	492 306	16 116	27 554	480 868
Andere Dividendentitel	1 210	411	–	1 621
	665 289	30 032	60 975	634 346
Kurzfristige Anlagen	1 303 637	–	–	1 303 637
Gesamt	10 961 884	398 609	91 147	11 269 346
Handelsbestand				
Dividendentitel				
Derivate	23 866	5 113	663	28 316
Gesamt	23 866	5 113	663	28 316

31.12.2002 in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwerte
Dispositiver Bestand				
Festverzinsliche Wertpapiere				
Schuldtitel von EU-Mitgliedstaaten	1 547 751	50 090	–	1 597 841
Schuldtitel der US-Regierung	1 339 647	44 464	–	1 384 111
Schuldtitel anderer ausländischer Staaten	451 613	13 883	1 310	464 186
Schuldtitel von Unternehmen	3 525 911	143 321	43 255	3 625 977
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	1 032 697	28 426	14 514	1 046 609
Aus Investmentfonds	521 285	22 929	380	543 834
Andere Wertpapiere	462 517	17 448	1 768	478 197
	8 881 421	320 561	61 227	9 140 755
Dividendentitel				
Aktien	190 614	5 536	33 450	162 700
Aus Investmentfonds	667 257	–	113 297	553 960
Andere Dividendentitel	1 165	–	80	1 085
	859 036	5 536	146 827	717 745
Kurzfristige Anlagen	874 027	–	–	874 027
Gesamt	10 614 484	326 097	208 054	10 732 527
Handelsbestand				
Dividendentitel				
Derivate	–	5 493	–	5 493
Gesamt	–	5 493	–	5 493

Ergebnis der Kapitalanlagen

in TEUR	30.6.2003	30.6.2002
Erträge aus Grundstücken	12 610	16 809
Dividenden	13 449	24 322
Laufende Kapitalanlageerträge	235 188	243 941
Sonstige Kapitalanlageerträge	264 868	192 228
Ordentliche Kapitalanlageerträge	526 115	477 300
Realisierte Gewinne aus dem Verkauf von Kapitalanlagen	87 460	73 331
Realisierte Verluste aus dem Verkauf von Kapitalanlagen	16 768	67 806
Unrealisierte Gewinne und Verluste	-3 928	-15 061
Abschreibungen auf Grundstücke	3 385	3 985
Abschreibung auf Dividendentitel	52 043	45 330
Abschreibung auf festverzinsliche Wertpapiere	26 063	9 926
Abschreibungen auf Beteiligungen	2 211	6 320
Sonstige Kapitalanlageaufwendungen	22 952	22 123
Kapitalanlageergebnis	486 225	380 080

In den sonstigen Kapitalanlageerträgen sind Depotzinsen in Höhe von 243,5 Mio. EUR (173,8 Mio. EUR) enthalten.

4.2 Mitarbeiter

Mitarbeiter

Die in den Abschluss des Hannover Rück-Konzerns einbezogenen Unternehmen beschäftigten im Durchschnitt 2.025 (31. Dezember 2002: 1.900) Mitarbeiter. Von diesen Mitarbeitern waren im Berichtsjahr 788 Personen im Inland tätig. Die Mehrzahl der Mitarbeiter war für die konsolidierten Konzerngesellschaften im Ausland tätig.

4.3 Eigenkapitalentwicklung und Fremdanteile

Das Eigenkapital wird entsprechend SFAS 130 „Reporting of Comprehensive Income" als eigenständiger Bestandteil des Jahresabschlusses dargestellt. Die Eigenkapitalveränderung beinhaltet neben dem sich aus der Gewinn- und Verlustrechnung ergebenden Jahresüberschuss auch die erfolgsneutral erfassten Wertveränderungen der Vermögens- und Schuldposten.

Kapitalerhöhung

Mit Wirkung zum 12. Juni 2003 hat die Hannover Rück eine Barkapitalerhöhung in Höhe von 10 % des Grundkapitals durch Ausgabe von 9.716.392 neuen, auf den Namen lautenden Stückaktien mit einem Anteil am Grundkapital von 1,00 EUR je Aktie durchgeführt. Die neuen Aktien sind ab 1. Januar 2003 gewinnberechtigt. Daraus resultierte für die Hannover Rück basierend auf dem Platzierungspreis je Aktie von 22,60 EUR ein Mittelzufluss in Höhe von 219,6 Mio. EUR.

Fremdanteile basieren auf den Anteilen Konzernfremder am Eigenkapital der Tochtergesellschaften.

Befristet bis zum 13. November 2007 besteht ein bedingtes, genehmigtes Kapital bis zu 38,8 Mio. EUR. Es dient der Gewährung von Wandel- und Optionsanleihen und der Ausgabe von Belegschaftsaktien in Höhe von 1,0 Mio. EUR.

Entwicklung des Konzern-Eigenkapitals

30.6.2003 in TEUR	Anfangsbestand	Kapitalerhöhung/ Zugänge	Veränderung der laufenden Periode abzgl. latenter Steuern	Veränderung der Gewinnrücklagen	Transfer*	Konzern-Eigenkapital	Minderheitsanteile	Konzern-Eigenkapital inkl. Minderheitsanteile
Gezeichnetes Kapital	97 164	9 716	–	–	–	106 880		
Kapitalrücklage	374 451	209 874	–	–	–	584 325		
Kumulierte nicht ergebniswirksame Eigenkapitalanteile	-111 444	–	68 452	–	-88 359	-131 351		
Gewinnrücklagen	1 379 291	–	–	–	–	1 379 291		
Überschuss	–	–	–	162 374	–	162 374		
Gezahlte Dividende	–	–	–	-82 589	–	-82 589		
Sonstige Veränderungen	–	–	624	–	88 359	88 983		
Gesamt	1 739 462	219 590	69 076	79 785	–	2 107 913	440 859	2 548 772

30.6.2002 in TEUR	Anfangsbestand	Kapitalerhöhung/ Zugänge	Veränderung der laufenden Periode abzgl. latenter Steuern	Veränderung der Gewinnrücklagen	Konzern-Eigenkapital	Minderheitsanteile	Konzern-Eigenkapital inkl. Minderheitsanteile
Gezeichnetes Kapital	82 799	14 365	–	–	97 164		
Kapitalrücklage	388 816	-14 365	–	–	374 451		
Kumulierte nicht ergebniswirksame Eigenkapitalanteile	-42 921	–	-66 352	–	-109 273		
Gewinnrücklagen	1 243 334	–	–	–	1 243 334		
Überschuss	–	–	–	146 342	146 342		
Sonstige Veränderungen	–	–	–	-89 825	-89 825		
Gesamt	1 672 028	–	-66 352	56 517	1 662 193	304 555	1 966 748

** Die bisher in den Gewinnrücklagen ausgewiesenen kumulierten Währungskurseffekte aus den Vorjahren in Höhe von 88,5 Mio. EUR werden künftig in den nicht ergebniswirksamen Eigenkapitalanteilen gezeigt. Hierbei handelt es sich im Wesentlichen um Währungskurseffekte aus der Umrechnung ausländischer Abschlüsse in Euro.*

4.4 Übrige nicht ergebniswirksame Eigenkapitalanteile

Die kumulierten nicht ergebniswirksamen Eigenkapitalveränderungen in Höhe von 5,0 Mio. EUR resultieren im Wesentlichen aus der Anwendung von SFAS 133 „Accounting for Derivative Instruments and Hedging Activities". Hintergrund sind hier die Marktwertveränderungen von Zinsswaps, die zur Absicherung von variabel verzinslichen Anleihen in einen Cash Flow-Hedge einbezogen werden.

4.5 Eigene Anteile

Durch Beschluss der Hauptversammlung der Hannover Rückversicherung AG vom 24. Mai 2002 wurde die Gesellschaft ermächtigt, bis zum 31. Oktober 2003 eigene Aktien bis zu 10 % des zum Beschlusszeitpunkt vorhandenen Grundkapitals zu erwerben. Die Gesellschaft war zum 30. Juni 2003 nicht im Besitz eigener Aktien.

5. Übrige Erläuterungen

5.1 Haftungsverhältnisse

Eine von der Hannover Finance Inc., Wilmington/USA im Geschäftsjahr 1999 begebene Surplus Note über 400,0 Mio. USD hat die Hannover Rück durch eine Garantie abgesichert.

Eine von der Hannover Finance (Luxembourg) S.A. im Geschäftsjahr 2001 emittierte nachrangige Schuldverschreibung mit einem Volumen von 350 Mio. EUR ist von der Hannover Rück durch eine Garantie abgesichert worden.

Zur Besicherung der versicherungstechnischen Verbindlichkeiten gegenüber unseren US-amerikanischen Zedenten haben wir in den USA ein Treuhandkonto (Master Trust) gestellt. Zum Bilanzstichtag belief es sich auf 1.574,0 Mio. EUR (31. Dezember 2002: 1.491,9 Mio. EUR). Die in dem Treuhandkonto gehaltenen Wertpapiere werden als Kapitalanlagen (Available-For-Sale) ausgewiesen.

Zur Besicherung versicherungstechnischer Verbindlichkeiten haben für uns verschiedene Kreditinstitute Bürgschaften in Form von Letters of Credit gestellt. Der Gesamtbetrag belief sich zum Stichtag auf 3.207,5 Mio. EUR (31. Dezember 2002: 3.754,5 Mio. EUR).

Bei den Sonderinvestments bestehen Resteinzahlungsverpflichtungen in Höhe von 72,2 Mio. EUR seitens der E+S Rückversicherungs-AG sowie in Höhe von 133,6 Mio. EUR bei der Hannover Rück. Dabei handelt es sich im Wesentlichen um Private Equity Funds und Venture Capital-Gesellschaften in Form von Personengesellschaften.

Im Rahmen eines Novationsabkommens für einen Lebensversicherungsvertrag haben wir im Hinblick auf Fälligkeitszeitpunkt und Höhe bedingte Rückversicherungsverpflichtungen übernommen, die zum Bilanzstichtag auf 20,6 Mio. EUR geschätzt wurden.

Hannover
Rückversicherung AG

Karl-Wiechert-Allee 50
30625 Hannover

Telefon +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-rueck.de

Investor Relations/Public Relations

Eric Schuh

Telefon +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
eric.schuh@hannover-re.com

Investor Relations

Gabriele Bödeker

Telefon +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
gabriele.boedeker@hannover-re.com

Public Relations

Gabriele Handrick

Telefon +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com

